SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Index

Company Information
Capital Structure	1
Parent Company Financial Interim Accounting Information
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities	3
Interim Income Statement	4
Interim Statement of Comprehensive Income	5
Interim Statement of Cash Flows	6
Interim Statement of Changes in Shareholders’ Equity	7
Interim Statement of Added Value	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities	11
Interim Income Statement	12
Interim Statement of Comprehensive Income	13
Interim Statement of Cash Flows	14
Interim Statement of Changes in Shareholders’ Equity	15
Interim Statement of Added Value	17
Notes to the Financial Statements	18
Reports and Statements
Independent Auditors’ Report	65
Statement of Directors on Interim Accounting Information	67
Statement of Directors on Auditor's Report	68

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company Information / Capital Structure

Number of Shares (Units)	Current Period 9/30/2024
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares Acquired
Common	0
Preferred	0
Total	0

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Financial Statement - Statement of Financial Position -Assets
(R$ thousand)

Account Code	Description	09/30/2024	12/31/2023
1	Total Assets	63,228,878	60,462,818
1.01	Current Assets	15,077,359	13,769,870
1.01.01	Cash and Cash Equivalents	1,472,672	2,270,070
1.01.02	Financial Investments	1,012,994	1,524,709
1.01.02.01	Financial Investments Measured a Fair Value Through Profit or Loss	984,893	1,493,204
1.01.02.01.03	Financial Investments Measured a Fair Value Through Profit or Loss – Usiminas’ Shares	984,893	1,493,204
1.01.02.03	Financial Investments at Amortized Cost	28,101	31,505
1.01.03	Trade Receivables	1,641,020	1,870,367
1.01.04	Inventory	7,017,344	6,168,584
1.01.06	Recoverable Taxes	847,842	855,663
1.01.08	Other Current Assets	3,085,487	1,080,477
1.01.08.03	Others	3,085,487	1,080,477
1.01.08.03.03	Derivative Financial Instruments	-	12,122
1.01.08.03.04	Prepaid Expenses	182,494	248,688
1.01.08.03.06	Dividends Receivable	2,625,583	562,938
1.01.08.03.07	Others	277,410	256,729
1.02	Non-Current Assets	48,151,519	46,692,948
1.02.01	Long-Term Assets	12,077,503	10,545,374
1.02.01.03	Financial Investments at Amortized Cost	125,306	111,350
1.02.01.07	Deferred Taxes	4,846,366	3,213,410
1.02.01.10	Other Non-Current Assets	7,105,831	7,220,614
1.02.01.10.03	Recoverable Taxes	1,845,270	1,820,866
1.02.01.10.04	Judicial Deposits	202,967	210,833
1.02.01.10.05	Prepaid Expenses	43,000	64,659
1.02.01.10.06	Receivable from Related Parties	4,188,576	3,889,117
1.02.01.10.07	Others	826,018	1,235,139
1.02.02	Investments	26,992,722	27,800,877
1.02.02.01	Equity Interest	26,856,617	27,663,116
1.02.02.02	Investment Property	136,105	137,761
1.02.03	Property, Plant and Equipment	9,022,257	8,288,815
1.02.03.01	Property, Plant and Equipment in Operation	7,567,724	7,468,574
1.02.03.02	Right of Use in Leases	40,113	6,067
1.02.03.03	Property, Plant and Equipment in Progress	1,414,420	814,174
1.02.04	Intangible Assets	59,037	57,882

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Financial Statement - Statement of Financial Position – Liabilities
(R$ thousand)

Account Code	Description	09/30/2024	12/31/2023
2	Total Liabilities	63,228,878	60,462,818
2.01	Current Liabilities	14,888,262	15,031,033
2.01.01	Payroll and Related Taxes	241,012	172,098
2.01.02	Trade Payables	3,822,473	3,976,931
2.01.03	Taxes Obligations	199,907	175,576
2.01.04	Current Debt	6,416,850	5,588,464
2.01.05	Other Payables	4,188,249	5,102,736
2.01.05.02	Others	4,188,249	5,102,736
2.01.05.02.01	Dividends and Interest on Capital Payable	5,740	5,230
2.01.05.02.04	Advances from Customers	324,853	277,764
2.01.05.02.09	Trade Payables – Forfaiting	2,957,294	3,980,003
2.01.05.02.10	Lease Liabilities	10,796	6,523
2.01.05.02.11	Other Payables	889,566	833,216
2.01.06	Provisions	19,771	15,228
2.01.06.01	Provision for Tax, Social Security, Labor and Civil Risks	19,771	15,228
2.02	Non-Current Liabilities	34,922,276	27,931,110
2.02.01	Current Debt	22,641,102	18,102,841
2.02.02	Other Payables	1,472,232	848,817
2.02.02.02	Others	1,472,232	848,817
2.02.02.02.03	Advances from Customers	551,497	709,495
2.02.02.02.06	Derivative Financial Instruments	68,176	-
2.02.02.02.07	Lease Liabilities	29,881	476
2.02.02.02.08	Trade Payables	94,916	11,184
2.02.02.02.09	Other Payables	727,762	127,662
2.02.04	Provisions	10,808,942	8,979,452
2.02.04.01	Provision for Tax, Social Security, Labor and Civil Risks	350,996	312,180
2.02.04.02	Other Provisions	10,457,946	8,667,272
2.02.04.02.03	Provision for Environmental Liabilities and Decommissioning of Assets	150,587	160,968
2.02.04.02.04	Pension and Healthcare Plan	513,180	481,118
2.02.04.02.05	Provision for Losses on Investments	9,794,179	8,025,186
2.03	Shareholders’ Equity	13,418,340	17,500,675
2.03.01	Paid-up Capital	10,240,000	10,240,000
2.03.02	Capital Reserves	32,720	32,720
2.03.04	Earnings Reserves	5,121,236	6,071,236
2.03.04.01	Legal Reserve	1,158,925	1,158,925
2.03.04.02	Statutory Reserve	3,962,311	4,912,311
2.03.05	Accumulated Earnings (Losses)	(1,958,817)	-
2.03.08	Other Comprehensive Income	(16,799)	1,156,719

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Income Statement
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
3.01	Net Operating Revenue	5,073,830	13,945,349	4,613,663	13,961,806
3.02	Cost of Goods Sold and Services Rendered	(4,758,178)	(13,313,207)	(4,516,482)	(13,218,969)
3.03	Gross Profit	315,652	632,142	97,181	742,837
3.04	Operating (Expenses)/Income	(310,106)	(1,333,437)	32,747	(611,167)
3.04.01	Selling Expenses	(210,872)	(624,542)	(197,941)	(593,908)
3.04.02	General and Administrative Expenses	(91,003)	(282,179)	(80,533)	(217,154)
3.04.04	Other Operating Income	32,646	135,453	(20,288)	(7,748)
3.04.05	Other Operating Expenses	(223,849)	(668,327)	(96,672)	(1,198,684)
3.04.06	Equity Results in Associate Companies	182,972	106,158	428,181	1,406,327
3.05	Income Before Financial Results and Income Taxes	5,546	(701,295)	129,928	131,670
3.06	Financial Results	(1,167,198)	(2,126,000)	(549,814)	(1,883,384)
3.06.01	Financial Income	96,378	431,365	67,137	331,013
3.06.02	Financial Expenses	(1,263,576)	(2,557,365)	(616,951)	(2,214,397)
3.06.02.01	Foreign Exchange, net	(310,529)	(40,902)	104,325	(132,145)
3.06.02.02	Financial Expenses	(953,047)	(2,516,463)	(721,276)	(2,082,252)
3.07	Income Before Income Taxes	(1,161,652)	(2,827,295)	(419,886)	(1,751,714)
3.08	Income Tax and Social Contribution	321,315	868,478	265,406	854,441
3.08.01	Current	-	-	(2,346)	179,100
3.08.02	Deferred	321,315	868,478	267,752	675,341
3.09	Net Income from Continuing Operations	(840,337)	(1,958,817)	(154,480)	(897,273)
3.11	Net Income/(Loss) for the Period	(840,337)	(1,958,817)	(154,480)	(897,273)
3.99	Income per Share
3.99.01	Basic Income per Share
3.99.01.01	Ordinary Shares	(0.63369)	(1.47713)	(0.11649)	(0.67663)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.63369)	(1.47713)	(0.11649)	(0.67663)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Comprehensive Income
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
4.01	Net Income/(Loss) for the Period	(840,337)	(1,958,817)	(154,480)	(897,273)
4.02	Other Comprehensive Income	447,968	(971,137)	(550,424)	798,878
4.02.01	Actuarial Gains (Losses) on Defined Benefits Plans, net	41	(1,297)	6,218	7,560
4.02.04	Cumulative Translation Adjustments for the Period	73,465	452,670	24,382	(173,711)
4.02.11	Gains/(Losses) on Cash Flow Hedge, net - Recognized on Shareholders' Equity	312,401	(1,476,000)	(412,890)	476,649
4.02.13	Gains/(Losses) on Cash Flow Hedge, net - Reclassified to Profit and Losses	771	(7,987)	1,151	240,886
4.02.15	Gains/(Losses) on Cash Flow Hedge, net - Share of Other Comprehensive Income of Equity-Accounted Investments	61,290	61,477	(169,285)	247,494
4.03	Comprehensive Income for the Period	(392,369)	(2,929,954)	(704,904)	(98,395)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Cash Flows
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
6.01	Net cash provided by operating activities	(925,154)	689,607
6.01.01	Cash provided by operating activities	(175,473)	(370,145)
6.01.01.01	Net income for the period	(1,958,818)	(897,273)
6.01.01.02	Interest on loans and borrowings paid	1,307,125	1,303,753
6.01.01.03	Interest on loans and borrowings granted	(165,671)	(184,796)
6.01.01.04	Depreciation, amortization and depletion	983,338	871,377
6.01.01.05	Equity Results in Associate Companies	(99,504)	(1,406,327)
6.01.01.06	Deferred Taxes	(868,478)	(675,341)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	43,359	(79,992)
6.01.01.09	Foreign exchange, net	80,674	600,634
6.01.01.10	Updated shares – fair value through profit or loss	542,108	105,438
6.01.01.12	Write-off and Estimated Losses net of Reversal	-	659
6.01.01.13	Allowance for credit loss on trade and other receivables, net	(10,381)	12,156
6.01.01.14	Charges on lease liabilities	1,233	897
6.01.01.15	Provision for consumption and services	(28,600)	10,539
6.01.01.18	Dividends receveid from Usiminas	(44,912)	(51,152)
6.01.01.19	Other Provisions	43,054	19,283
6.01.02	Decrease/(increase) in assets and decrease/(increase) in liabilities	(749,681)	1,059,752
6.01.02.01	Trade receivables - third parties	(168,781)	439
6.01.02.02	Trade receivables - related party	716,897	73,131
6.01.02.03	Inventory	(937,038)	1,592,293
6.01.02.04	Other receivables from related parties	1,153,746	1,977,499
6.01.02.05	Recoverable Taxes	(16,581)	(27,816)
6.01.02.06	Judicial Deposits	7,866	20,831
6.01.02.07	Cash received on settlement of derivatives, net	(16,757)	15,918
6.01.02.09	Trade Payables	18,237	330,555
6.01.02.10	Trade Payables – Forfaiting	(1,022,709)	(2,626,734)
6.01.02.11	Payroll and related taxes	68,918	60,730
6.01.02.12	Taxes Obligations	21,062	(204,343)
6.01.02.14	Payables to related parties	54,248	22,549
6.01.02.16	Interest paid	(1,158,345)	(1,002,965)
6.01.02.17	Interest received	1,391	2,271
6.01.02.18	Advances from Customers	-	783,181
6.01.02.19	Others	528,165	42,213
6.02	Net cash used in investing activities	(1,932,904)	(1,502,741)
6.02.01	Decrease (increase) in investments in investees	(143,953)	(223,134)
6.02.02	Acquisition of PP&E, intangible assets and investment properties	(1,643,683)	(1,128,242)
6.02.08	Intercompany loans granted	(138,603)	(172,933)
6.02.09	Intercompany loans received	3,888	3,888
6.02.11	Financial investments, net	(10,553)	17,680
6.03	Net cash used in financing activities	2,060,660	(62,804)
6.03.01	Loans and borrowings from third parties	3,585,289	6,173,886
6.03.02	Transactions cost - borrowings and financing	(47,584)	(48,999)
6.03.03	Loans and borrowings from related parties	2,487,558	153,864
6.03.04	Repayment of leases	(2,166,531)	(8,300)
6.03.05	Repayment of principal from third parties' debt	(839,238)	(3,374,823)
6.03.06	Repayment of principal from related parties' debt	(949,389)	(744,185)
6.03.07	Dividends and interest on capital paid to CSN's shareholdes	(9,445)	(2,214,247)
6.05	Increase (decrease) in cash and cash equivalents	(797,398)	(875,938)
6.05.01	Cash and cash equivalents in the beginning of the period e end of the period	2,270,070	2,839,405
6.05.02	Cash and equivalents at the end of the period	1,472,672	1,963,467

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	6,071,236	-	1,156,719	17,500,675
5.02	Prior Year Adjustment	-	-	-	-	-	-
5.03	Adjusted Opening Balances	10,240,000	32,720	6,071,236	-	1,156,719	17,500,675
5.04	Capital Transaction with Shareholders	-	-	(950,000)	-	(202,381)	(1,152,381)
5.05	Total Comprehensive Income	-	-	-	(1,958,817)	(971,137)	(2,929,954)
5.05.01	Net Income/(Loss) for the Period	-	-	-	(1,958,817)	-	(1,958,817)
5.05.02	Other Comprehensive Income	-	-	-	-	(971,137)	(971,137)
5.05.02.04	Translation Adjustments	-	-	-	-	452,670	452,670
5.05.02.06	Actuarial Gains/(Losses) on Pension Plan, net of Taxes	-	-	-	-	(1,297)	(1,297)
5.05.02.07	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes	-	-	-	-	(1,422,510)	(1,422,510)
5.06	Changes in Shareholders' Equity	-	-	-	-	-	-
5.07	Balance at the End of the Period	10,240,000	32,720	5,121,236	(1,958,817)	(16,799)	13,418,340

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023

(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.02	Prior Year Adjustment	-	-	-	-	-	-
5.03	Adjusted Opening Balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.04	Capital Transaction with Shareholders	-	-	(1,614,000)	-	(14,544)	(1,628,544)
5.04.06	Dividends	-	-	(1,614,000)	-	-	(1,614,000)
5.04.08	(Loss) / gain on the percentage change in investments	-	-	-	-	(14,544)	(14,544)
5.05	Total Comprehensive Income	-	-	-	(897,273)	798,878	(98,395)
5.05.01	Net Income/(Loss) for the Period	-	-	-	(897,273)	-	(897,273)
5.05.02	Other Comprehensive Income	-	-	-	-	798,878	798,878
5.05.02.04	Translation Adjustments	-	-	-	-	(173,711)	(173,711)
5.05.02.06	Actuarial Gains/(Losses) on Pension Plan, net of Taxes	-	-	-	-	7,560	7,560
5.05.02.07	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes	-	-	-	-	965,029	965,029
5.06	Changes in Shareholders' Equity	-	-	-	-	-	-
5.07	Balance at the End of the Period	10,240,000	32,720	7,374,442	(897,273)	1,012,639	17,762,528

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Added Value
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
7.01	Revenues	16,860,309	16,838,916
7.01.01	Sales of Products and Rendering of Services	16,815,727	16,839,075
7.01.02	Other Revenues	64,624	(6,225)
7.01.04	Allowance (Reversal) for Expect Credit Losses	(20,042)	6,066
7.02	Inputs Acquired from Third Parties	(12,030,585)	(15,996,013)
7.02.01	Cost of Sales and Services	(10,953,809)	(14,958,584)
7.02.02	Materials, Electric Power, Outsourcing and Other	(985,134)	(979,656)
7.02.03	Impairment / Reversals of Assets	(91,642)	(57,773)
7.03	Gross Added Value	4,829,724	842,903
7.04	Retentions	(982,697)	(870,757)
7.04.01	Depreciation, Amortization and Depletion	(982,697)	(870,757)
7.05	Net Added Value Produced	3,847,027	(27,854)
7.06	Transferred Added Value	27,623	1,998,589
7.06.01	Share of Profit of Equity-Accounted Investments	106,158	1,406,327
7.06.02	Financial Income	(76,946)	331,013
7.06.03	Others	(1,589)	261,249
7.06.03.01	Other and Exchange Gains	(1,589)	261,249
7.07	Total Added Value to be Distributed	3,874,650	1,970,735
7.08	Distribution of Added Value	3,874,650	1,970,735
7.08.01	Employee Compensation	1,212,092	580,788
7.08.01.01	Salaries	924,172	452,375
7.08.01.02	Fringe Benefits	235,635	103,876
7.08.01.03	Unemployment Benefits (FGTS)	52,285	24,537
7.08.02	Taxes, Fees and Contributions	2,568,236	(192,103)
7.08.02.01	Federal	1,315,100	(368,913)
7.08.02.02	State	1,253,136	176,810
7.08.03	Return on Third-Party Capital	2,053,140	2,479,323
7.08.03.01	Interest	1,619,426	1,787,347
7.08.03.02	Rental Expenses	5,674	3,676
7.08.03.03	Others	428,040	688,300
7.08.04	Return on Shareholders' Equity	(1,958,818)	(897,273)
7.08.04.03	Retained Earnings / (Losses) for the Period	(1,958,818)	(897,273)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Statement of Financial Position - Assets
(R$ thousand)

Account Code	Description	09/30/2024	12/31/2023
1	Total Assets	96,877,650	91,529,720
1.01	Current Assets	34,892,551	33,077,700
1.01.01	Cash and Cash Equivalents	18,452,408	16,046,218
1.01.02	Financial Investments	1,028,389	1,533,004
1.01.02.01	Financial Investments Measured a Fair Value Through Profit or Loss	984,893	1,493,204
1.01.02.01.03	Financial Investments Measured a Fair Value Through Profit or Loss – Usiminas’ Shares	984,893	1,493,204
1.01.02.03	Financial Investments at Amortized Cost	43,496	39,800
1.01.03	Trade Receivables	2,318,282	3,269,764
1.01.04	Inventory	10,534,183	9,557,578
1.01.06	Recoverable Taxes	1,972,299	1,744,074
1.01.08	Other Current Assets	586,990	927,062
1.01.08.03	Others	586,990	927,062
1.01.08.03.03	Derivative Financial Instruments	-	32,211
1.01.08.03.04	Prepaid Expenses	247,274	417,115
1.01.08.03.06	Dividends Receivable	182,459	106,747
1.01.08.03.07	Others	157,257	370,989
1.02	Non-Current Assets	61,985,099	58,452,020
1.02.01	Long-Term Assets	16,383,703	14,544,950
1.02.01.03	Financial Investments at Amortized Cost	152,941	251,299
1.02.01.05	Inventory	1,694,983	1,412,103
1.02.01.07	Deferred Taxes	6,838,970	5,033,634
1.02.01.10	Other Non-Current Assets	7,696,809	7,847,914
1.02.01.10.03	Recoverable Taxes	2,509,938	2,537,423
1.02.01.10.04	Judicial Deposits	644,658	491,882
1.02.01.10.05	Prepaid Expenses	55,772	83,556
1.02.01.10.06	Receivable from Related Parties	3,632,180	3,451,991
1.02.01.10.07	Others	854,261	1,283,062
1.02.02	Investments	5,988,806	5,443,131
1.02.02.01	Equity Interest	5,785,779	5,237,177
1.02.02.02	Investment Property	203,027	205,954
1.02.03	Property, Plant and Equipment	29,194,687	27,927,458
1.02.03.01	Property, Plant and Equipment in operation	23,332,121	22,827,542
1.02.03.02	Right of Use in Leases	780,832	674,786
1.02.03.03	Property, Plant and Equipment in Progress	5,081,734	4,425,130
1.02.04	Intangible Assets	10,417,903	10,536,481

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Statement of Financial Position - Liabilities
(R$ thousand)

Account Code	Description	09/30/2024	12/31/2023
2	Total Liabilities	96,877,650	91,529,720
2.01	Current Liabilities	26,105,856	25,017,103
2.01.01	Payroll and Related Taxes	638,270	469,247
2.01.02	Trade Payables	7,234,414	7,739,520
2.01.03	Taxes Obligations	615,382	864,609
2.01.04	Current Debt	9,373,625	7,613,367
2.01.05	Other Payables	8,198,981	8,294,360
2.01.05.02	Others	8,198,981	8,294,360
2.01.05.02.01	Dividends and Interest on Capital Payable	578,337	80,624
2.01.05.02.04	Advances from Customers	2,863,654	2,063,509
2.01.05.02.07	Derivative Financial Instruments	-	936,027
2.01.05.02.09	Trade Payables – Forfaiting	3,727,054	4,209,434
2.01.05.02.10	Lease Liabilities	212,829	137,638
2.01.05.02.11	Other Payables	817,107	867,128
2.01.06	Provisions	45,184	36,000
2.01.06.01	Provision for Tax, Social Security, Labor and Civil Risks	45,184	36,000
2.02	Non-Current Liabilities	55,536,778	46,827,779
2.02.01	Current Debt	42,258,036	37,245,708
2.02.02	Other Payables	9,951,183	6,438,492
2.02.02.02	Others	9,951,183	6,438,492
2.02.02.02.03	Advances from Customers	8,363,265	5,144,623
2.02.02.02.06	Derivative Financial Instruments	80,722	60,468
2.02.02.02.07	Lease Liabilities	646,193	596,123
2.02.02.02.08	Trade Payables	98,137	31,060
2.02.02.02.09	Other Payables	762,866	606,218
2.02.03	Deferred Taxes Assets	364,818	304,002
2.02.04	Provisions	2,962,741	2,839,577
2.02.04.01	Provision for Tax, Social Security, Labor and Civil Risks	1,336,110	1,306,870
2.02.04.02	Other Provisions	1,626,631	1,532,707
2.02.04.02.03	Provision for Environmental Liabilities and Decommissioning of Assets	1,077,316	1,018,805
2.02.04.02.04	Pension and Healthcare Plan	549,315	513,902
2.03	Shareholders’ Equity	15,235,016	19,684,838
2.03.01	Paid-up Capital	10,240,000	10,240,000
2.03.02	Capital Reserves	32,720	32,720
2.03.04	Earnings Reserves	5,121,236	6,071,236
2.03.04.01	Legal Reserve	1,158,925	1,158,925
2.03.04.02	Statutory Reserve	3,962,311	4,912,311
2.03.05	Accumulated Earnings (Losses)	(1,958,817)	-
2.03.08	Other Comprehensive Income	(16,799)	1,156,719
2.03.09	Earnings Attributable to the Non-Controlling Interests	1,816,676	2,184,163

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Income Statement

(R$ thousand)

Account Code	Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
3.01	Net Operating Revenue	11,066,589	31,661,321	11,125,028	33,432,829
3.02	Cost of Goods Sold and Services Rendered	(8,332,916)	(23,747,585)	(8,319,723)	(25,138,859)
3.03	Gross Profit	2,733,673	7,913,736	2,805,305	8,293,970
3.04	Operating (Expenses)/Income	(1,952,192)	(4,935,811)	(1,157,787)	(4,924,967)
3.04.01	Selling Expenses	(1,492,210)	(4,054,126)	(984,689)	(2,725,144)
3.04.02	General and Administrative Expenses	(216,443)	(647,360)	(190,550)	(552,220)
3.04.04	Other Operating Income	105,569	683,639	101,539	142,711
3.04.05	Other Operating Expenses	(471,813)	(1,232,268)	(214,858)	(2,049,896)
3.04.06	Equity Results in Associate Companies	122,705	314,304	130,771	259,582
3.05	Income Before Financial Results and Income Taxes	781,481	2,977,925	1,647,518	3,369,003
3.06	Financial Results	(1,931,588)	(4,551,506)	(1,223,475)	(3,599,011)
3.06.01	Financial Income	273,672	992,638	205,490	799,324
3.06.02	Financial Expenses	(2,205,260)	(5,544,144)	(1,428,965)	(4,398,335)
3.06.02.01	Foreign Exchange, net	(384,620)	(558,602)	(50,092)	(377,350)
3.06.02.02	Financial Expenses	(1,820,640)	(4,985,542)	(1,378,873)	(4,020,985)
3.07	Income Before Income Taxes	(1,150,107)	(1,573,581)	424,043	(230,008)
3.08	Income Tax and Social Contribution	399,237	120,437	(333,249)	(218,448)
3.08.01	Current	1,427	(896,289)	(569,846)	(828,108)
3.08.02	Deferred	397,810	1,016,726	236,597	609,660
3.09	Net Income from Continuing Operations	(750,870)	(1,453,144)	90,794	(448,456)
3.11	Consolidated net Income for the Year	(750,870)	(1,453,144)	90,794	(448,456)
3.11.01	Earnings Attributable to the Controlling Interests	(840,337)	(1,958,817)	(154,480)	(897,273)
3.11.02	Earnings it Attributable to the Non-Controlling Interests	89,467	505,673	245,274	448,817
3.99	Income per Share
3.99.01	Basic Income per Share
3.99.01.01	Ordinary Shares	(0.63369)	(1.47713)	(0.11649)	(0.67663)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.63369)	(1.47713)	(0.11649)	(0.67663)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Comprehensive Income

(R$ thousand)

Account Code	Description	Accumulated of the Current Period 07/01/2024 to 09/30/2024	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 07/01/2023 to 09/30/2023	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
4.01	Consolidated net Income for the Period	(750,870)	(1,453,144)	90,794	(448,456)
4.02	Other Comprehensive Income	463,527	(955,529)	(593,351)	861,761
4.02.01	Actuarial Gains (Losses) on Defined Benefits Plans, net	40	(1,295)	6,265	7,616
4.02.04	Cumulative Translation Adjustments for the Period	73,466	452,670	24,382	(173,711)
4.02.10	Gains/(Losses) on Cash Flow Hedge, net - Recognized on Shareholders' Equity	312,401	(1,476,000)	(412,890)	476,649
4.02.12	Gains/(Losses) on Cash Flow Hedge, net - Reclassified to Profit and Losses	772	(7,987)	1,151	240,886
4.02.15	Gains/(Losses) on Cash Flow Hedge, net - Share of Other Comprehensive Income of Equity-Accounted Investments	76,848	77,083	(212,259)	310,321
4.03	Consolidated Comprehensive Income for the Period	(287,343)	(2,408,673)	(502,557)	413,305
4.03.01	Earnings Attributable to the Controlling Interests	(392,369)	(2,929,954)	(704,904)	(98,395)
4.03.02	Earnings it Attributable to the Non-Controlling Interests	105,026	521,281	202,347	511,700

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Cash Flows
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
6.01	Net cash provided by operating activities	5,102,490	5,638,487
6.01.01	Cash provided by operating activities	4,782,847	4,298,744
6.01.01.01	Earnings attributable to the controlling interests	(1,958,720)	(897,273)
6.01.01.02	Earnings attributable to the non-controlling interests	505,673	448,817
6.01.01.03	Interest on loans and borrowings paid	2,924,941	2,610,719
6.01.01.04	Interest on loans and borrowings granted	(119,777)	(138,961)
6.01.01.05	Depreciation, amortization and depletion	2,797,924	2,481,877
6.01.01.06	Equity Results in Associate Companies	(314,304)	(259,582)
6.01.01.07	Deferred Taxes	(1,016,726)	(609,660)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	32,628	(140,947)
6.01.01.09	Foreign exchange, net	1,326,769	628,360
6.01.01.11	Updated shares – fair value through profit or loss	508,311	105,438
6.01.01.12	Charges on lease liabilities	73,876	58,740
6.01.01.13	Accrued for consumption and services	(88,991)	11,879
6.01.01.14	Write-off and Estimated Losses net of Reversal	-	5,039
6.01.01.15	Allowance for credit loss on trade and other receivables, net	58,556	71,690
6.01.01.16	Dividends receveid from Usiminas	(45,063)	(51,181)
6.01.01.17	net gain from sale of equity interest	-	(92,438)
6.01.01.19	Others	97,750	66,227
6.01.02	Decrease/(increase) in assets and decrease/(increase) in liabilities	319,643	1,339,743
6.01.02.01	Trade receivables - third parties	586,625	222,967
6.01.02.02	Trade receivables - related party	(2,911)	51,776
6.01.02.03	Inventory	(1,204,709)	1,611,304
6.01.02.04	Dividends received	45,063	51,181
6.01.02.05	Recoverable Taxes	35,082	(312,232)
6.01.02.06	Judicial Deposits	(150,354)	26,847
6.01.02.08	Trade Payables	(644,274)	441,152
6.01.02.09	Trade Payables – Forfaiting	(482,380)	(2,715,495)
6.01.02.10	Payroll and related taxes	165,977	139,663
6.01.02.11	Taxes Obligations	(516,748)	(166,917)
6.01.02.13	Payables to related parties	(22,066)	(70,048)
6.01.02.14	Advances from Customers	4,445,402	5,131,618
6.01.02.15	Interest paid	(2,794,212)	(2,376,367)
6.01.02.16	Receipt/(Payment) of Cash Flow Hedge Operations and derivative transactions	(49,618)	(661,970)
6.01.02.19	Other Liabilities	908,766	(33,736)
6.02	Net cash used in investing activities	(3,435,874)	(2,820,912)
6.02.01	Cash received from Acquisition of investments in Topázio and Santa Ana	(32,000)	-
6.02.02	Decrease (increase) in investments in investees	-	(251,321)
6.02.03	Acquisition of PP&E, intangible assets and investment properties	(3,435,772)	(2,845,982)
6.02.11	Intercompany loans granted	(71,531)	(101,912)
6.02.13	Financial investments, net of redemption	94,661	257,380
6.02.14	Intercompany loans and interest received	8,768	6,160
6.02.15	Receipt of sale of equity interest	-	114,763
6.03	Net cash used in financing activities	848,131	458,578
6.03.01	Loans and borrowings from third parties	7,903,465	9,912,186
6.03.03	Transactions cost - borrowings	(89,929)	(168,708)
6.03.05	Repayment of principal from third parties' debt	(5,181,446)	(6,401,408)
6.03.06	Repayment of leases	(223,959)	(163,388)
6.03.07	Dividends and interest on capital paid to CSN's shareholdes	(1,232,931)	(2,720,104)
6.03.08	Share repurchase	(327,069)	-
6.04	Exchange rate on translating cash and cash equivalents	(108,557)	35,111
6.05	Increase (decrease) in cash and cash equivalents	2,406,190	3,311,264
6.05.01	Cash and cash equivalents in the beginning of the period e end of the period	16,046,218	11,991,356
6.05.02	Cash and equivalents at the end of the period	18,452,408	15,302,620

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Changes in Shareholders’ Equity - 01/01/2024 to 09/30/2024
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interests	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	6,071,236	-	1,156,719	17,500,675	2,184,163	19,684,838
5.02	Prior Year Adjustment	-	-	-	-	-	-	-	-
5.03	Adjusted Opening Balances	10,240,000	32,720	6,071,236	-	1,156,719	17,500,675	2,184,163	19,684,838
5.04	Capital Transaction with Shareholders	-	-	(950,000)	-	(202,381)	(1,152,381)	(888,769)	(2,041,150)
5.05	Total Comprehensive Income	-	-	-	(1,958,817)	(971,137)	(2,929,954)	521,281	(2,408,673)
5.05.01	Net Income/(Loss) for the Period	-	-	-	(1,958,817)	-	(1,958,817)	505,673	(1,453,144)
5.05.02	Other Comprehensive Income	-	-	-	-	(971,137)	(971,137)	15,608	(955,529)
5.05.02.04	Translation Adjustments	-	-	-	-	452,670	452,670	-	452,670
5.05.02.06	Actuarial Gains/(Losses) on Pension Plan, net of Taxes	-	-	-	-	(1,297)	(1,297)	2	(1,295)
5.05.02.07	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes	-	-	-	-	(1,422,510)	(1,422,510)	15,606	(1,406,904)
5.06	Changes in Shareholders' Equity	-	-	-	-	-	-	-	-
5.07	Balance at the End of the Period	10,240,000	32,720	5,121,236	(1,958,817)	(16,799)	13,418,340	1,816,675	15,235,015

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Changes in Shareholders’ Equity - 01/01/2023 to 09/30/2023
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interests	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10.240.000	32.720	8.988.442	-	228.305	19.489.467	2.326.577	21.816.044
5.02	Prior Year Adjustment	-	-	-	-	-	-	-	-
5.03	Adjusted Opening Balances	10.240.000	32.720	8.988.442	-	228.305	19.489.467	2.326.577	21.816.044
5.04	Capital Transaction with Shareholders	-	-	-1.614.000	-	-14.544	-1.628.544	-499.960	-2.128.504
5.04.04	Treasury Shares Acquired	-	-	-	-	-	-	-1.637	-1.637
5.04.06	Dividends	-	-	-1.614.000	-	-	-1.614.000	-441.749	-2.055.749
5.04.07	Interest on Equity	-	-	-	-	-	-	-56.574	-56.574
5.04.08	(Loss)/gain on the percentage change in investments	-	-	-	-	-14.544	-14.544	-	-14.544
5.05	Total Comprehensive Income	-	-	-	-897.273	798.878	-98.395	511.700	413.305
5.05.01	Net Income/(Loss) for the Period	-	-	-	-897.273	-	-897.273	448.817	-448.456
5.05.02	Other Comprehensive Income	-	-	-	-	798.878	798.878	62.883	861.761
5.05.02.04	Translation Adjustments	-	-	-	-	-173.711	-173.711	-	-173.711
5.05.02.06	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes	-	-	-	-	965.029	965.029	62.827	1.027.856
5.05.02.07	Actuarial Gains/(Losses) on Pension Plan, net of Taxes	-	-	-	-	7.560	7.560	56	7.616
5.06	Changes in Shareholders' Equity	-	-	-	-	-	-	-	-
5.07	Balance at the End of the Period	10.240.000	32.720	7.374.442	-897.273	1.012.639	17.762.528	2.338.317	20.100.845

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Added Value
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 09/30/2024	Accumulated of the Previous Period 01/01/2023 to 09/30/2023
7.01	Revenues	36,078,166	37,912,075
7.01.01	Sales of Products and Rendering of Services	35,992,315	37,903,134
7.01.02	Other Revenues	114,608	4,013
7.01.04	Allowance (Reversal) for Expect Credit Losses	(28,757)	4,928
7.02	Inputs Acquired from Third Parties	(21,488,402)	(28,105,660)
7.02.01	Cost of Sales and Services	(17,094,775)	(23,837,315)
7.02.02	Materials, Electric Power, Outsourcing and Other	(4,348,443)	(3,937,626)
7.02.03	Impairment / Reversals of Assets	(45,184)	(330,719)
7.03	Gross Added Value	14,589,764	9,806,415
7.04	Retentions	(2,793,741)	(2,476,095)
7.04.01	Depreciation, Amortization and Depletion	(2,793,741)	(2,476,095)
7.05	Net Added Value Produced	11,796,023	7,330,320
7.06	Transferred Added Value	1,477,198	1,505,794
7.06.01	Equity Results in Associate Companies	314,304	259,582
7.06.02	Financial Income	484,327	799,324
7.06.03	Others	678,567	446,888
7.07	Total Added Value to be Distributed	13,273,221	8,836,114
7.08	Distribution of Added Value	13,273,221	8,836,114
7.08.01	Employee Compensation	3,134,308	2,143,381
7.08.01.01	Salaries	2,496,916	1,686,085
7.08.01.02	Fringe Benefits	498,535	362,749
7.08.01.03	Unemployment Benefits (FGTS)	138,857	94,547
7.08.02	Taxes, Fees and Contributions	5,859,443	2,293,925
7.08.02.01	Federal	3,088,265	1,525,321
7.08.02.02	State	2,756,526	721,873
7.08.02.03	Municipal	14,652	46,731
7.08.03	Return on Third-Party Capital	5,732,615	4,847,264
7.08.03.01	Interest	3,564,450	3,241,810
7.08.03.02	Rental Expenses	18,212	2,041
7.08.03.03	Others	2,149,953	1,603,413
7.08.04	Return on Shareholders' Equity	(1,453,145)	(448,456)
7.08.04.03	Retained Earnings / (Losses) for the Period	(1,958,818)	(897,273)
7.08.04.04	Non-Controlling Interests in Retained Earnings	505,673	448,817

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

NOTES TO THE FINANCIAL STATEMENTS
(In thousands of reais, unless otherwise indicated)

1.	DESCRIPTION OF BUSINESS ACTIVITIES

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company that was incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are herein collectively referred to as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”) and reports its financial information to the Brazilian (“CVM”) and U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 market segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. The steel market segment consolidates all operations related to the production, distribution, and sale of flat and long steel, metallic containers and galvanized steel. In addition to its facilities in Brazil, CSN maintains commercial operations in the United States and operations in Portugal and Germany as part of efforts to expand its market presence and provide excellent services to end consumers. The steel produced by CSN is used in home appliances, civil construction, packaging and automobile industry.

•	Mining:

The Company’s subsidiary CSN Mineração S.A. (“CSN Mineração”) produces iron ore in the cities of Congonhas, Belo Vale and Ouro Preto, in the State of Minas Gerais.The Company’s mining activities also include tin exploration in the state of Rondônia conducted by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”) that seeks to meet demand at UPV. Surpluses of this raw material are sold to subsidiaries and third parties.

CSN’s iron ore is primarily sold in the international market, particularly in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, influenced by factors such as global demand, strategies adopted by the major steel producers, and foreign exchange rates. These factors are beyond the Company’s control. Ore is transported by rail to the Terminal de Carvão e Minérios (“Coal and Minerals Terminal) located at the Port of Itaguaí (“TECAR”), a solid bulk terminal. TECAR is one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro. From TECAR, iron ore is delivered to customers around the world. Coal and coke are also imported through this terminal through the provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that allow tailings generated during the iron ore production process to be stacked, the Company has maintained a complete structure for tailings filtration since January 2020, which allows for the dry stacking of materials. Tailings are disposed of in geotechnically controlled piles in areas exclusively designated for stacking, thereby avoiding the use of tailings dams.

As a result of these measures, the decommissioning of dams has been a natural progression with regards to processing filtered tailings. Our mining dams are certified and comply with current legislation.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Cements:

CSN entered the cement market to leverage the synergy between this activity and its existing business activities. The Company’s cement production unit located adjacent to the UPV facilities, in Volta Redonda, RJ. The plant produces CP-III type cement using slag produced through UPV's blast furnaces. Exploration of limestone and dolomite is also carried out at the Arcos, MG unit to meet the needs of the steel industry and the cement plant, as well as the production of clinker at the same unit.

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) acquired control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., which operate in Brazil’s Northeast region, particularly in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos.

On September 9, 2021, CSN Cimentos entered into an Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A. as part of the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, all shares issued by LafargeHolcim S.A. were the acquired by the Company, and the trade name LafargeHolcim was changed to "CSN Cimentos Brasil S.A.", which came under the control of CSN Cimentos. The Company's main activities include production, industrial operations and the trade of cement, lime, mortar, minerals, and metals in general and provision of complementary products for civil construction, in natura with industrial plants, warehouses and branches across the country.

On August 31, 2023, the a Special Shareholders’ Meeting approved the merger of CSN Cimentos into CSN Cimentos Brasil, together with the consequent transfer of all assets (movable and immovable), rights and obligations, in accordance with the terms of the “Agreement and Justification for the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. As a result, CSN Cimentos was rendered extinct, its shares were canceled and, as a replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now performed by CSN Cimentos Brasil. The Valuation Report for CSN Cimentos' equity as of June 30, 2023 was used as a basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$ 2,383,276.

•	Logistics:

Railroads:

CSN maintains ownership interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages Rede Ferroviária Federal S.A.’s (“RFFSA”) former Southeast Railway System, Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds a concession to operate the former RFFSA’s Northeast Railway System in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas – the railway spans the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, and Alagoas. Key routes include the São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Network I) lines, and TLSA is responsible for stretches between Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Network II), which are currently under construction.

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., Container Terminal (“TECON”) and through its subsidiary CSN Mineração, TECAR, both of which are located at the Itaguaí Port. Established in the harbor of Sepetiba, the above-mentioned port benefits from highway, railroad, and maritime access.

TECON handles the movement and storage of containers, vehicles, steel products, general cargo, and other items, and TECAR manages the loading and unloading of solid bulk ships, as well as the storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk intended for the maritime market, which supports both the Company’s operations and those of various customers.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Energy:

Since energy supply is fundamental to CSN’s production process, the Company maintains electricity generation assets aimed at mitigating costs and enhancing competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), acquired Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, a private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda.

On October 7, 2022, the subsidiaries CSN Mineração and CSN Energia S.A. acquired 100% of the shares issued by Companhia Energética Chapecó – CEC, holder of the concession for the Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), in accordance with the Agreement for the Purchase and Sale of Shares and Other Covenants and the Private Instrument for the Assignment of Rights and Obligations, which were signed on July 1, 2022 and July 25, 2022, respectively.

In the same year, the Company, through its subsidiary Companhia Florestal do Brasil S.A. (“CFB”), acquired Eletrobrás' 32.74% stake in Companhia Estadual de Energia Elétrica - CEEE-G (“CEEE-G”), in the context of the privatization of the CEEE Group by the Rio Grande do Sul State Government. On February 21, 2024, a Special Shareholders’ Meeting was after the settlement of the post-OPA Auction, in which CFB redeemed and canceled 98,375 shares, 41,896 of which were shares of common stock of common stock and 56,479 were shares of preferred stock issued by CEEE-G. As a result of this transaction this, CFB came to hold 100% of CEEE-G’s share capital.

•	Going Concern:

Management understands that the Company holds adequate resources for continuing its operations. Accordingly, the Company's interim financial information for the period ended September 30, 2024, has been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The consolidated and individual interim financial information (“interim financial information”) have been prepared and are presented in accordance with the accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”). These reports exclusively disclose all relevant interim financial information and only include data used by the Company's management in its activities. Consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

These interim financial statements were prepared based on historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. Whenever IFRS and CPCs allows for the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments, and assumptions that affect the application of accounting policies and amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

This interim financial information has been prepared and is presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM. This interim financial information does not include the entirety of established requirements for annual or full financial statements and, accordingly, must be read in conjunction with the Company’s financial statements for the year ended December 31, 2023.

The new standards adopted for fiscal years beginning on or after January 1, 2024, are described in Note 2.e.

As result, the following explanatory notes are not repeated in this interim financial information either due to redundancy or materiality in relation to those previously presented in the annual financial statements:

Note 2d - Accounting policies

Note 9b - Additional information on operating subsidiaries headquartered in Brazil and overseas

Note 11a – Goodwill impairment test

Note 17b – Sensitivity analysis of deferred income tax and social security contributions

Note 18 - Tax instalments

Note 21a - Transactions with controlling shareholders

Note 21c - Other unconsolidated related parties

Note 29 - Employee benefits

Note 30 - Commitments

Note 31 - Insurance

These consolidated financial statements were approved by the Company’s Board of Directors on November 12, 2024.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements for each of the Company’s subsidiaries are measured using the currency of the principal economic environment in which each subsidiary operates (“functional currency”). Consolidated and parent company interim financial statements are presented in Brazilian reals (BRL), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, under which the items are remeasured. The balances of asset and liability accounts are converted using the exchange rate on the balance sheet date. As of September 30, 2024, US$ 1.00 was equivalent to BRL 5.4481 (compared to BRL 4.8413 on December 31, 2023) and € 1.00 was equivalent to BRL 6.0707 (compared to BRL 5.3516 on December 31, 2023), according to rates obtained from the Central Bank of Brazil’s website.

2.d)	Statement of added value

Pursuant to Federal Law 11.638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 – Statement of Added Value. IFRS does not require presentation of this statement; therefore, it is presented as additional information for IFRS’s purposes.

2.e)	Adoption of new requirements, standards, amendments and interpretations

New requirements, standards, amendments and interpretations that came into force for fiscal years starting on January 1, 2024, include:

• Amendment to IFRS 16 – Lease Liability on Sale and Leaseback;

• Amendments to IAS 1 – Classification of Liabilities as "Current" or "Non-Current";

• Amendments to IAS 7 and IFRS 7 – Disclosures on forfaiting operations.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company did not identify significant impacts in relation to these changes that altered its disclosures in terms of the adoption and interpretation of these rules, with the exception to amendments to IAS 7 and IFRS 7. These amendments result from the addition of items 44F and 44H to Technical Pronouncement CPC 03 (R2) – Cash Flow Statements, which provide greater detail on forfaiting operations as disclosed in explanatory note 15.a. Suppliers - Forfaiting).

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Cash in banking institutions and in hand
In Brazil	987,638	103,383	62,299	73,819
Abroad	11,950,945	10,797,192	179,088	140,400
	12,938,583	10,900,575	241,387	214,219

Financial investments
In Brazil	4,339,452	4,227,916	1,229,758	2,052,232
Abroad	1,174,373	917,727	1,527	3,619
	5,513,825	5,145,643	1,231,285	2,055,851
	18,452,408	16,046,218	1,472,672	2,270,070

Our investments primarily consist of private and public securities for which the respective yields are tied to variation in Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests a portion of these funds through exclusive investment funds that have been consolidated under this interim financial information.

Financial resources available abroad and that are held in dollars and euros are invested in private securities, at banks considered by Management to be first-rate and are remunerated at fixed rates.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent company
	Current		Non-current		Current		Non-current
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Investments (1)	43,496	39,800	27,635	139,949	28,101	31,505
Usiminas shares (2)	984,893	1,493,204			984,893	1,493,204
Bonds (3)			125,306	111,350			125,306	111,350
	1,028,389	1,533,004	152,941	251,299	1,012,994	1,524,709	125,306	111,350

(1) These financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a letter of guarantee with financial institutions, as well as to investments in Government bonds (LFT - Treasury Financial Letters) managed by the Company’s exclusive funds. The subsidiary CSN Cimentos Brasil holds investments subject to availability restrictions as collateral for liabilities. These investments are subject to an indefinite redemption term and totaled R$ 8,577 on September 30, 2024, and R$ 122,687 on December 31, 2023.

(2) Usiminas shares held by the Company that were used as collateral (fiduciary transfer) ceased to be applied as of June 8, 2024.

(3) Bonds held with Banco Fibra, maturing in February 2028 (see explanatory note 20.a).

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

5.	TRADE RECEIVABLES

			Consolidated		Parent company
	Ref.	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Trade receivables
Third parties
In Brazil		1,547,742	1,525,773	886,531	872,666
Abroad		906,649	1,801,677	49,991	31,176
		2,454,391	3,327,450	936,522	903,842
Allowance for doubtful debts		(254,810)	(226,053)	(139,600)	(119,558)
		2,199,581	3,101,397	796,922	784,284
Related parties	20.a	118,701	168,367	844,098	1,086,083
		2,318,282	3,269,764	1,641,020	1,870,367

The composition of the gross balance of accounts receivable from third-party consumers is as follows:

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Current	2,118,159	2,938,483	801,262	720,879
Past-due up to 30 days	70,743	129,846	2,299	55,754
Past-due up to 180 days	31,000	36,568	1,788	31,248
Past-due over 180 days	234,489	222,553	131,173	95,961
	2,454,391	3,327,450	936,522	903,842

Changes in estimated credit losses are as follows:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Opening balance	(226,053)	(232,830)	(119,558)	(122,872)
(Loss)/Reversal estimated	(36,713)	(2,959)	(25,275)	(251)
Recovery and write-offs of receivables	7,956	9,736	5,233	3,565
Closing balance	(254,810)	(226,053)	(139,600)	(119,558)

The Company conducts credit assignment transactions without co-obligation. After assigning the customer's trade notes/securities and receiving funds through the closing of each transaction, CSN settles related accounts receivable and is fully cleared from the credit risk associated with these transactions. Financial costs related to credit assignment transactions for the period ended September 30, 2024, totaled R$ 29,647 in the consolidated and R$ 21,771 in the parent company, respectively, and were classified under finance expenses.

6.      INVENTORIES

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Finished goods	3,658,578	3,856,491	2,260,754	2,121,712
Work in progress	3,716,907	3,316,396	1,678,766	1,622,987
Raw materials	3,468,129	2,607,079	2,509,237	1,820,109
Storeroom supplies	1,443,039	1,225,963	582,161	566,961
Advances to suppliers	48,822	85,623	23,753	61,119
Provision for losses	(106,309)	(121,871)	(37,327)	(24,304)
	12,229,166	10,969,681	7,017,344	6,168,584

Classified:
Current	10,534,183	9,557,578	7,017,344	6,168,584
Non-current (1)	1,694,983	1,412,103
	12,229,166	10,969,681	7,017,344	6,168,584

(1)	Long-term iron ore inventories intended for use after the construction of the processing plant, which will produce pellet feed.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Changes in the provision for losses on inventories are as follows:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Opening balance	(121,871)	(96,493)	(24,304)	(16,124)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	15,562	(25,378)	(13,023)	(8,180)
Closing balance	(106,309)	(121,871)	(37,327)	(24,304)

7.	RECOVERABLE TAXES

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
ICMS (Brazilian State Value-Added Tax)	1,656,781	1,492,575	1,112,801	1,015,444
Brazilian federal contributions	2,710,894	2,729,606	1,565,851	1,592,694
Other taxes	113,863	59,316	14,460	68,391
	4,481,538	4,281,497	2,693,112	2,676,529

Classified:
Current	1,971,600	1,744,074	847,842	855,663
Non-current	2,509,938	2,537,423	1,845,270	1,820,866
	4,481,538	4,281,497	2,693,112	2,676,529

Credits arise mainly from ICMS (Brazilian State Value-Added Tax), PIS (Social Integration Program Contribution) and COFINS (Contribution for Social Security Financing) - both of which comprise Brazilian federal taxes on business revenues levied on purchases of inputs and fixed assets, in accordance with current legislation. These credits are typically realized through offsets against liabilities of the same nature or other federal taxes, as permitted by legislation. Based on analyses and projections from Management, the Company does not foresee any risk of non-realization of these tax credits.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

					Consolidated				Parent company
		Current		Non-current		Current		Non-current
	Ref.	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Judicial deposits	18			644,658	491,882			202,967	210,833
Derivative transactions	13		32,211				12,122
Dividends receivable	20.a	182,459	185,178			2,625,583	562,938
Prepaid expenses		247,274	416,556	13,782	44,027	182,494	248,472	9,896	33,645
Actuarial asset	20.a			41,990	39,530			33,104	31,007
Receivables from related parties		13,619	13,625	3,632,180	3,451,991	246,467	222,467	4,188,576	3,889,118
Loans with related parties	20.a	5,310	5,316	1,839,601	1,659,412	5,310	5,316	2,395,536	2,096,536
Other receivables from related parties	20.a	8,309	8,309	1,792,579	1,792,579	241,157	217,151	1,793,040	1,792,582
Other assets		143,638	279,492	854,261	1,283,061	30,943	34,478	826,018	1,235,145
Trading securities		3,877	7,198			3,721	7,054
Compulsory loans from Eletrobrás				58,707	62,913			56,002	60,136
Employee debts		72,658	61,332			27,022	27,166
Receivables by indemnity (1)			106,405	786,616	1,173,922			768,943	1,173,922
Term of Agreement GSF DFESA		14,264	14,264	5,943	16,642
Advances to suppliers		3,782	10,158
Others		49,057	80,135	2,995	29,584	200	258	1,073	1,087
		586,990	927,062	5,186,871	5,310,491	3,085,487	1,080,477	5,260,561	5,399,748

(1)	In December 2023, an amount of R$ 106,405 was recognized as a current asset related to an income tax dispute occurring abroad. This amount was received in the second quarter of 2024 and is no longer included under 'Other assets'. This non-current asset comprises a certain and mensurable credit arising from a final and binding court decision in favor of the Company. This credit stems from losses and damages resulting from drops in voltage in the energy supply during the periods between January 1991 and June 2002. In September 2024, the Company assigned credit rights for amounts overpaid to the company RFFSA for rail freight between April 1994 and March 1996 and received R$ 442,246 in the transaction, recording a discount of R$ 84,237. The Company maintains a purchase option, which may be exercised unilaterally at the price agreed upon between the parties by December 31, 2025, or up to 5 days after the debtor provides payment for the balance in question.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

Information regarding the activities carried out by jointly controlled subsidiaries, joint operations, associates and other investments remains unchanged from the disclosure provided in the Company's financial statements as of December 31, 2023. Management has therefore decided not to repeat this information in the interim financial statements for September 30, 2024.

	Equity interests (%)
Companies	09/30/2024	12/31/2023	Core business
Direct ownership interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.90	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests

Indirect ownership interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (4)		79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.98	Electric power generation
Topázio Energética S.A.	99.98	99.98	Electric power generation
Brasil Central Energia Ltda.	99.98	99.98	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (2)	100.00	98.98	Electric power generation
Ventos de Vera Cruz S.A.	99.99	98.97	Electric power generation
Ventos de Curupira S.A	99.99	98.97	Electric power generation
Ventos de Povo Novo S.A.	99.99	98.97	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Mining International GmbH	79.75	79.75	Commercial and representation of products
CSN International Steel GmbH (3)	100.00		Commercial and representation of products

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba	36.60	36.60	Electric power generation
Consórcio Passo Real	46.97	46.97	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

Indirect interest in joint operations: proportionate consolidation
Consórcio Itaúba	63.40	63.40	Electric power generation
Consórcio Passo Real	48.31	48.31	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.95	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A. (1)	29.92		Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.39	Electric power generation
Chapecoense Geração S.A. (2)	9.00	8.91	Electric power generation
Parques Eólicos Palmares S.A.(*)			Dormant company
Ventos do Litoral Energia S.A.(*)			Dormant company
Ventos dos Índios Energia S.A.(*)			Dormant company
Companhia Energética Rio das Antas - Ceran (2)	30.00	29.69	Electric power generation
Ventos do Sul Energia S.A. (2)	10.00	9.90	Electric power generation
Foz Chapecó Energia S.A. (2)	9.00	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

(1) On January 15, 2024, Panatlântica began to be valued using the equity method due to acquisition of 18.61% of the company’s shares at a total price of R$150,000. CSN came to hold 29.92% of Panatlântica's capital. Prior to the acquisition, the Company valued the investment at fair value through profit or loss.

(2) On February 21, 2024, the Company came to hold 100% of the shares of the subsidiary belonging to CEEE-g (as of December 31, 2023, 98,98%). As a result, there was a small percentage increase in the indirect ownership interests maintained by the companies Companhia Energética Rio das Antas – CERAN, Ventos do Sul Energia S.A., Chapecoense Geração S.A. and Foz Chapecó Energia S.A.

(3) On March 7,2024, the company CSN International Steel GmbH was established by the Company's direct subsidiary, CSN Steel S.L.U.

(4) On 09/05/2024, the liquidation registration for CSN Mining Portugal Unipessoal Ltda. was issued and became retroactively effective up to 08/08/2024. Due to the Liquidation, we wish to emphasize that CSN Mining Portugal Unipessoal Ltda. came to be rendered extinct.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as at September 30, 2024 and changes refer to the interest held by CSN in these companies:

								Consolidated
Companies	Ref.	Final balance at 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance at 09/30/2024

Investments under the equity method
Joint-ventures, Joint-operations and Affiliates
MRS Logistica		2,381,607		(120)	385,676	14,616		2,781,779
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(8,810)			(102,781)
Transnordestina Logística S.A.		1,160,946			(16,385)			1,144,561
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil		35,487			(302)			35,185
Panatlântica S.A.			150,000	(321)	6,830	23,871	78,737	259,117
Equimac S.A		23,793		(1,342)	5,596			28,047
Indirect ownership interest in affiliates - CEEE-G		165,891		(20,900)	22,200		(2)	167,189
Fair Value indirect ownership interest CEEE-G		319,709						319,709
Fair Value amortization indirect ownership interest CEEE-G		(23,896)			(13,965)			(37,861)
		5,109,294	150,000	(22,683)	380,840	38,487	78,735	5,734,673

Fair value investments through profit or loss (1)	13	78,737					(78,737)
Others (2)		49,146	1,043				917	51,106
		127,883	1,043	-	-	-	(77,820)	51,106

Total shareholdings		5,237,177	151,043	(22,683)	380,840	38,487	915	5,785,779

Classification of investments under balance sheet
Equity interests		5,237,177						5,785,779
Investment Property		205,954						203,027
Total investments in asset		5,443,131						5,988,806

(1) Changes in total balance reflect a change in the valuation method used by Panatlântica investee due to the acquisition of the above-mentioned shares. As previously mentioned, the company, which was valued at fair value through profit or loss, came to be valued through the equity method.

(2) Strategic investments in startups which are valued using the cost method, were made in the following companies by the subsidiary CSN Inova Ventures: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Global Dot.

The reconciliation of equity in earnings at companies with shared control classified as joint ventures and associates and the amounts presented in the income statement are presented below, as well as results of the elimination of the results from CSN's transactions with these companies:

		Consolidated
	09/30/2024	09/30/2023

Equity in results of affiliated companies
MRS Logística S.A.	385,676	337,534
Transnordestina	(16,385)	(17,898)
Arvedi Metalfer do Brasil	(302)	(918)
Equimac S.A	5,596	3,782
Indirect interest in affiliates - CEEE-G	22,200	34,680
Panatlântica S.A.	6,830
Fair Value Amortization	(22,775)	(41,476)
	380,840	315,704
Reclassification IAS 28 (1)	(66,676)	(59,389)
Other	140	3,267
Equity in results	314,304	259,582

(1)	The operating margin for intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified under the Investment group’s Income Statement under the costs and income tax and social security contribution groups.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Changes in the Parent Company's investments are presented below:

							Parent company
Companies	Final balance at 12/31/2023	Increase (Decrease) in capital	Dividends	Equity Income	Comprehensive income	Others	Final balance at 09/30/2024

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,688,943			81,843	452,669		5,223,455
Sepetiba Tecon S.A.	372,251			10,195			382,446
Minérios Nacional S.A.	143,737			(21,742)			121,995
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada	321,641			(111,198)			210,443
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	8,532,643		(3,231,788)	2,003,172	(169,764)		7,134,263
CSN Energia S.A.	24,445			(10,047)			14,398
FTL - Ferrovia Transnordestina Logística S.A.	131,031			(21,671)			109,360
Companhia Florestal do Brasil	1,331,941			(84,932)	(2,584)		1,244,425
CBSI - Companhia Brasileira de Serviços de Infraestrutura	37,951			52,337			90,288
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,555,144			(64,204)	(1,095)		6,489,845
Other	370			(45)			325
	24,340,902		(3,231,788)	1,833,708	279,226		23,222,048
Joint-ventures, Joint-operations and Affiliates
Itá Energética S.A.	193,122		(18,104)	(2,620)			172,398
MRS Logística S.A.	1,191,104		(63)	192,897	7,371		1,391,309
Transnordestina Logística S.A.	1,160,944			(16,385)			1,144,559
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	23,793		(1,342)	5,596			28,047
Panatlântica S.A.		150,000	(321)	6,830	23,871	78,737	259,117
Arvedi Metalfer do Brasil	35,488			(302)			35,186
	3,263,557	150,000	(19,830)	186,016	31,242	78,737	3,689,722
Other ownership interest
Investments at fair value through profit or loss	78,737					(78,737)
Profits on subsidiaries' inventories	(20,109)			(35,073)			(55,182)
Other investments	29						29
	58,657			(35,073)		(78,737)	(55,153)

Total shareholdings	27,663,116	150,000	(3,251,618)	1,984,651	310,468		26,856,617

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,516,395)			(359,240)			(2,875,635)
CSN Inova Ventures	(2,107,852)			(672,817)			(2,780,669)
CSN Islands XII Corp.	(3,286,160)			(802,378)			(4,088,538)
Estanho de Rondônia S.A.	(114,779)	109,500		(42,601)			(47,880)
Other				(1,457)			(1,457)
Total subsidiaries with unsecured liabilities	(8,025,186)	109,500		(1,878,493)			(9,794,179)

Equity Income				106,158

Classification of investments in the balance sheet
Equity interests	27,663,116						26,856,617
Investment Property	137,761						136,105
Total active investments	27,800,877						26,992,722
Provision for Investments with Unsecured Liabilities	(8,025,186)						(9,794,179)
Total active and passive investments	19,775,691						17,198,543

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.b)	Financial information on joint ventures and joint operations

Balance sheet and income statement balances at companies subject to shared control are shown below and refer to 100% of the companies’ profit or loss:

				09/30/2024				12/31/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	2,202,355	509,602	18,590	77,666	3,388,052	786,007	13,953	93,712
Advances to suppliers	94,959	43,882	42	378	101,318	6,161	77	409
Other current assets	1,109,802	79,141	22,330	23,822	1,390,540	67,758	16,747	30,517
Total current assets	3,407,116	632,625	40,962	101,866	4,879,910	859,926	30,777	124,638
Non-current Assets
Other non-current assets	458,523	89,265	142	17,416	679,749	97,560	599	18,054
Investments, PP&E and intangible assets	14,178,105	12,820,864	75,434	272,890	12,774,225	12,062,189	48,570	296,818
Total non-current assets	14,636,628	12,910,129	75,576	290,306	13,453,974	12,159,749	49,169	314,872
Total Assets	18,043,744	13,542,754	116,538	392,172	18,333,884	13,019,675	79,946	439,510

Current Liabilities
Borrowing and financing	367,297	224,797	25,496		993,367	167,201	8,552
Lease liabilities	605,370		295		565,002		684
Other current liabilities	1,707,315	112,797	14,058	13,919	2,111,251	80,851	8,310	21,222
Total current liabilities	2,679,982	337,594	39,849	13,919	3,669,620	248,052	17,546	21,222
Non-current Liabilities
Borrowing and financing	5,610,223	8,953,729	18,217		5,879,207	8,481,707	12,734
Lease liabilities	1,403,645				1,665,072		253
Other non-current liabilities	930,335	1,868,853	2,379	24,616	729,736	1,873,232	1,827	22,140
Total non-current liabilities	7,944,203	10,822,582	20,596	24,616	8,274,015	10,354,939	14,814	22,140
Shareholders’ equity	7,419,559	2,382,578	56,093	353,637	6,390,249	2,416,684	47,586	396,148
Total liabilities and shareholders’ equity	18,043,744	13,542,754	116,538	392,172	18,333,884	13,019,675	79,946	439,510

				01/01/2024 to 09/30/2024				01/01/2023 a 09/30/2023
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Income Statements
Net revenue	5,414,307		53,334	138,022	4,655,746		37,948	145,136
Cost of sales and services	(2,873,611)		(28,332)	(87,801)	(2,429,094)		(20,782)	(69,762)
Gross profit	2,540,696		25,002	50,221	2,226,652		17,166	75,374
Operating (expenses) income	(298,594)	(24,336)	(5,036)	(58,124)	(375,268)	(30,297)	(3,406)	(62,265)
Financial income (expenses), net	(716,275)	(9,771)	(1,944)	3,200	(483,120)	(6,961)	(2,196)	4,425
Profit/(Loss) before IR/CSLL	1,525,827	(34,107)	18,022	(4,703)	1,368,264	(37,258)	11,564	17,534
Current and deferred IR/CSLL	(492,103)		(5,804)	(637)	(462,604)		(848)	(5,753)
Profit / (loss) for the period	1,033,724	(34,107)	12,218	(5,340)	905,660	(37,258)	10,716	11,781

9.c)	Main events occurring at subsidiaries in 2024

•	CSN Mineração

Share buyback program from the subsidiary CSN Mineração:

CSN Mineração approved, at Board of Directors Meetings, the Share Repurchase Plans, to remain in treasury and subsequently be sold or cancelled, in accordance with CVM Instruction 77/2022, described below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Balance in treasury shares
3º	05/18/2022	106,000,000	From 5/19/2022 to 5/18/2023	-	-	-	-
4º	06/28/2024	100,000,000	From 6/28/2024 to 12/19/2025	R$ 6.0497	R$5,2798 e R$ 7,1162	53,294,300	53,294,300
						53,294,300	53,294,300

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On June 28, 2024, the Share Repurchase Plan was approved at a Board of Directors Meeting. Shares are to be held in treasury and subsequently sold or canceled in accordance with CVM Instruction 77/2022. The Program comprises:

• The repurchase of up to 100,000 shares;

• A period of validity between June 28, 2024, and December 19, 2025;

• The purchase price cannot exceed the price quoted on the Stock Exchange;

• Repurchase operations intermediated by authorized financial institutions.

Distribution of dividends from the subsidiary CSN Mineração:

CSN Mineração’s Board of Directors, at a meeting held on September 30, 2024, approved the distribution of extraordinary interim dividends originating from profits recorded in the balance sheet prepared on August 31, 2024, in the total amount of R$ 2,375,000, corresponding to R$ 0.43689118448 per share; the distribution of interim dividends to the profit reserve account recorded in previous years, in the amount of R$160,000, corresponding to R$ 0.02943266927 per share; and payment of interest on equity by CSN Mineração in the amount of R$ 465,000, corresponding to R$ 0.08553869507 per share.

9.d)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in public service operations and development of a railroad network in the Northeast of Brazil, comprising the railway networks Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then-Ministry of Infrastructure, a first amendment to the Concession Agreement, which redefined the scope and deadlines for completion of the TLSA sections, was signed. This Agreement most notably provided for the return of the network’s Salgueiro-Porto de Suape section, and the respective project includes the current 1,206 km of railway network and completion deadline of up to December 2029.

Management will rely on resources from shareholders and third parties to complete these works, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.e)	Investment Properties:

The balance of investment properties is shown below:

				Consolidated			Parent company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Cost		156,811	82,737	239,548	94,257	74,392	168,649
Accumulated depreciation			(33,594)	(33,594)		(30,888)	(30,888)
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Depreciation	24		(2,973)	(2,973)		(1,656)	(1,656)
Transfer between groups - fixed assets and investment property		726		726
Write-offs	25	(680)		(680)
Balance at September 30, 2024		156,857	46,170	203,027	94,257	41,848	136,105
Cost		156,857	83,285	240,142	94,257	74,392	168,649
Accumulated depreciation			(37,115)	(37,115)		(32,544)	(32,544)
Balance at September 30, 2024		156,857	46,170	203,027	94,257	41,848	136,105

Management estimated fair value of investment properties as of December 31, 2023. The fair value of investment property in the consolidated financial statements on December 31, 2023, total R$ 2,235,614 (R$ 2,163,610 on December 31, 2022) and in the parent company R$2,117,924 (R$2,097,290 on December 31, 2022)

The average estimated useful lives for each period are as follows (in years):

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Buildings	28	28	29	29

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

10.	PROPERTY, PLANT AND EQUIPMENT

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (**)	Total
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost		525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation			(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of changes in foreign exchange rate		9,942	9,588	57,781	1,630	8,937	7,931	916	96,725
Acquisitions		1,105	19,464	141,859	5,921	3,283,177	1,268	13,309	3,466,103
Capitalized interest	26					136,115			136,115
Write-offs	25			(7,988)	(19)	(22,745)	(855)	(164)	(31,771)
Depreciation	24		(216,623)	(2,178,782)	(7,489)		(167,403)	(42,153)	(2,612,450)
Transfers to other asset categories		7,663	205,232	2,340,490	20,464	(2,697,921)		124,072
Transfer between groups - intangible assets and investment property		(726)				(29,593)			(30,319)
Right of use - Remeasurement							265,105		265,105
Other				(916)		(21,366)		3	(22,279)
Balance at September 30, 2024		543,291	4,549,980	17,771,966	66,424	5,081,734	780,832	400,460	29,194,687
Cost		543,291	9,373,189	42,298,908	329,055	5,081,734	1,286,454	985,578	59,898,209
Accumulated depreciation			(4,823,209)	(24,526,942)	(262,631)		(505,622)	(585,118)	(30,703,522)
Balance at September 30, 2024		543,291	4,549,980	17,771,966	66,424	5,081,734	780,832	400,460	29,194,687

									Parent company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (**)	Total
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Cost		25,618	534,794	16,938,652	101,426	814,174	41,584	171,615	18,627,863
Accumulated depreciation			(250,464)	(9,841,500)	(91,918)		(35,517)	(119,649)	(10,339,048)
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Acquisitions				12,262	422	1,630,999			1,643,683
Capitalized interest	26					52,115			52,115
Write-offs	25			1,056		(21,499)			(20,443)
Depreciation	24		(17,024)	(936,225)	(1,351)		(7,844)	(8,715)	(971,159)
Transfers to other asset categories			61,890	966,742	592	(1,048,725)		19,501
Transfers to intangible assets						(11,679)			(11,679)
Right of use - Remeasurement							41,890		41,890
Other						(965)			(965)
Balance at September 30, 2024		25,618	329,196	7,140,987	9,171	1,414,420	40,113	62,752	9,022,257
Cost		25,618	596,604	17,918,792	102,440	1,414,420	48,730	191,115	20,297,719
Accumulated depreciation			(267,408)	(10,777,805)	(93,269)		(8,617)	(128,363)	(11,275,462)
Balance at September 30, 2024		25,618	329,196	7,140,987	9,171	1,414,420	40,113	62,752	9,022,257

(*) Progress in business expansion projects may be highlighted from among these data, mainly with regards to Expansion of the port in Itaguaí and Casa de Pedra, Itabirito. The recovery of tailings from dams, Projects for new integrated cement plants and the repair of coke batteries at the President Vargas Plant added capitalized interest throughout the period.

(**) Substantially refer to: assets classified as vehicles and hardware.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(i)	Right of use

Activities involving right of use at CSN are presented below:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Effect of changes in foreign exchange rate		4,819	1,406	1,706	7,931
Addition	202		1,066		1,268
Remeasurement	57,841	3,099	182,928	21,237	265,105
Depreciation	(28,264)	(12,280)	(107,585)	(19,274)	(167,403)
Write-offs			(855)		(855)
Balance at September 30, 2024	542,702	81,695	131,109	25,326	780,832
Cost	651,149	144,645	370,662	119,998	1,286,454
Accumulated depreciation	(108,447)	(62,950)	(239,553)	(94,672)	(505,622)
Balance at September 30, 2024	542,702	81,695	131,109	25,326	780,832

				Parent company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	5,110	957	-	6,067
Cost	37,416	2,477	1,691	41,584
Accumulated depreciation	(32,306)	(1,520)	(1,691)	(35,517)
Balance at December 31, 2023	5,110	957	-	6,067
Remeasurement	41,304		586	41,890
Depreciation	(6,789)	(615)	(440)	(7,844)
Balance at September 30, 2024	39,625	342	146	40,113
Cost	43,976	2,477	2,277	48,730
Accumulated depreciation	(4,351)	(2,135)	(2,131)	(8,617)
Balance at September 30, 2024	39,625	342	146	40,113

Average estimated useful lives of right-to-use assets are as follows (in years):

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Buildings and Infrastructure	32	33	28	30
Machinery, equipment and facilities	17	18	18	18
Furniture and fixtures	11	11	13	13
Others	10	10	9	10

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

11.	INTANGIBLE ASSETS

								Consolidated		Parent company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Other	Total	Software	Total
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Cost		4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397	190,240	190,240
Accumulated amortization		(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)	(132,358)	(132,358)
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Effect of changes in foreign exchange rate			12,678	262	20,381		10	33,331
Acquisitions				1,420		377		1,797
Transfer between groups - fixed assets				25,949		3,644		29,593
Write-offs	25			(798)				(798)
Amortization	24		(40,816)	(33,516)	(12)	(108,157)		(182,501)	(10,524)	(10,524)
Transfers to other asset categories				19,115		(19,115)			11,679	11,679
Balance at September 30, 2024		4,126,255	57,138	30,140	234,366	5,967,711	2,293	10,417,903	59,037	59,037
Cost		4,675,302	801,327	339,060	237,942	6,400,386	2,293	12,456,310	201,919	201,919
Accumulated amortization		(549,047)	(744,189)	(308,920)	(3,576)	(432,675)		(2,038,407)	(142,882)	(142,882)
Balance at September 30, 2024		4,126,255	57,138	30,140	234,366	5,967,711	2,293	10,417,903	59,037	59,037

(*) Composed mainly of: (i) mining rights for which amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of the Companhia Estadual de Geração de Energia Elétrica. An amortization is carried out for the term of the contract.

The average estimated useful lives for intangible assets are as follows (in years):

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Software	9	10	9	9
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets present indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs), which represent the lowest level of assets or groups of assets held by the Company. According to CPC 01(R1)/IAS36, whenever a CGU includes an intangible asset without a defined useful life, the Company must perform an impairment test.

The assumptions used to assess impairment in December 2023 remain in force, and there are no events that have occurred that justify the preparation of impairment records as of September 30, 2024.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

12.	BORROWING, FINANCING AND DEBENTURES

Balances for borrowing, financing and debentures recorded at amortized cost are as follows:

				Consolidated			Parent company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023

Foreign Debt
Floating Rates:
Prepayment	2,492,569	548,230	6,171,271	6,576,696	1,460,524	224,292	1,588,666	1,805,805
Fixed Rates:
Bonds, Facility, CCE and ACC	2,548,666	2,079,972	21,258,421	17,815,926	2,161,108	1,471,915	1,111,412	1,123,182
Intercompany					488,565	490,966	10,551,077	7,197,800
Fixed interest in EUR
Intercompany					1,186,434	1,030,571		303,345
Facility	798,596	327,873	307,161	114,227
	5,839,831	2,956,075	27,736,853	24,506,849	5,296,631	3,217,744	13,251,155	10,430,132

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, NCE and CCB	3,612,202	4,745,721	15,055,724	13,265,267	1,141,527	2,395,570	9,484,434	7,738,683
	3,612,202	4,745,721	15,055,724	13,265,267	1,141,527	2,395,570	9,484,434	7,738,683
Total Borrowings and Financing	9,452,033	7,701,796	42,792,577	37,772,116	6,438,158	5,613,314	22,735,589	18,168,815
Transaction Costs and Issue Premiums	(78,408)	(88,429)	(534,541)	(526,408)	(21,308)	(24,850)	(94,487)	(65,974)
Total Borrowings and Financing + Transaction cost	9,373,625	7,613,367	42,258,036	37,245,708	6,416,850	5,588,464	22,641,102	18,102,841

12.a)	Borrowing and amortization, financing, and debentures

The following table presents amortization and funding at the Company during the period:

			Consolidated		Parent company
	Ref.	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Opening balance		44,859,075	40,918,742	23,691,305	21,413,268
New debts		7,935,593	15,753,501	6,072,847	10,018,056
Repayment		(5,181,446)	(9,892,344)	(3,005,769)	(6,985,915)
Payment of charges		(2,794,212)	(3,428,721)	(1,158,345)	(1,647,267)
Accrued charges	26	3,061,055	3,664,313	1,359,240	1,797,838
Other (1)		3,751,596	(2,156,416)	2,098,674	(904,675)
Closing balance		51,631,661	44,859,075	29,057,952	23,691,305

(1)	Including unrealized changes in exchange rate, monetary variations, and funding costs.

The Company raised and amortized borrowings, financing and debentures during 2024, as shown below:

				Consolidated
				09/30/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	693,280	2027	(322,427)	(401,243)
Bonds, ACC, CCE and Facility	4,944,313	2024 to 2027	(2,854,595)	(1,040,901)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	2,298,000	2024 to 2029	(2,004,424)	(1,352,068)
	7,935,593		(5,181,446)	(2,794,212)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

12.b)	Maturities of borrowings, financing and debentures presented under current and non-current liabilities

			Consolidated			Parent company
			09/30/2024			09/30/2024
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	in Dólar 6.71% in Euro 4.79%	in Real 12.60%		in Dólar 3.64% in Euro 3.43%	in Real 12.86%
2024	1,277,653	2,544,048	3,821,701	1,889,149	382,098	2,271,247
2025	5,076,815	1,493,289	6,570,104	3,664,087	934,489	4,598,576
2026	2,761,308	3,121,967	5,883,275	1,022,962	2,556,407	3,579,369
2027	2,617,363	3,664,536	6,281,899	1,225,823	3,125,907	4,351,730
2028	8,389,920	1,608,782	9,998,702	3,634,564	1,558,907	5,193,471
2029 to 2031	10,052,371	2,404,849	12,457,220	4,024,890	785,392	4,810,282
After 2032	3,401,254	3,830,455	7,231,709	3,086,311	1,282,761	4,369,072
	33,576,684	18,667,926	52,244,610	18,547,786	10,625,961	29,173,747

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure for audited interim financial information according to regulatory deadli nes or early maturity if indicators for net EBITDA debt reaches the levels provided for under such contracts.

To date, the Company remains compliant with financial and non-financial obligations (covenants) under its current contracts.

13.	FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowing and financing. Additionally, we may also operate with financial derivatives, such as swap, exchange rate swap, swap interest and commodity derivatives.

Given the nature of these instruments, their fair value is essentially determined through the use of quotations in capital markets in Brazil and the Mercantile and Futures Exchange. Amounts recorded under current assets and liabilities are subject to immediate liquidity or maturity, mostly over the short term. Carrying amounts approximate the respective fair value while considering the terms and characteristics of these instruments.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of financial instruments

	Consolidated
				09/30/2024				12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3		18,452,408	18,452,408			16,046,218	16,046,218
Financial investments	4	984,893	43,496	1,028,389		1,493,204	39,800	1,533,004
Trade receivables	5		2,318,282	2,318,282			3,269,764	3,269,764
Dividends and interest on equity	8		182,459	182,459			185,178	185,178
Financial derivatives	8					32,211		32,211
Trading securities	8	3,877		3,877		7,198		7,198
Loans - related parties	20.a		5,310	5,310			5,316	5,316
Receivables by indemnity	8						106,405	106,405
Total		988,770	21,001,955	21,990,725		1,532,613	19,652,681	21,185,294

Non-current
Financial investments	4		152,941	152,941			251,299	251,299
Other trade receivables			1,888	1,888			10,406	10,406
Eletrobrás compulsory loan	8		58,707	58,707			62,913	62,913
Receivables by indemnity	8		786,616	786,616			992,577	992,577
Loans - related parties	20.a		1,839,601	1,839,601			1,659,412	1,659,412
Investments	9					78,737		78,737
Total			2,839,753	2,839,753		78,737	2,976,607	3,055,344

Total Assets		988,770	23,841,708	24,830,478		1,611,350	22,629,288	24,240,638

Liabilities
Current
Borrowing and financing	12		9,452,033	9,452,033			7,701,796	7,701,796
Lease liabilities	14		212,829	212,829			137,638	137,638
Trade payables	15		7,234,414	7,234,414			7,739,520	7,739,520
Trade payables - Drawee Risk and forfaiting	15.a		3,727,054	3,727,054			4,209,434	4,209,434
Dividends and interest on capital	16		578,337	578,337			80,624	80,624
Financial derivatives	16				672,280	263,747		936,027
Total			21,204,667	21,204,667	672,280	263,747	19,869,012	20,805,039

Non-current
Borrowing and financing	12		42,792,577	42,792,577			37,772,116	37,772,116
Lease liabilities	14		646,193	646,193			596,123	596,123
Trade payables	15		98,137	98,137			31,060	31,060
Financial derivatives		80,722		80,722		60,468		60,468
Concessions to be paid	16		72,860	72,860			74,177	74,177
Total		80,722	43,609,767	43,690,489		60,468	38,473,476	38,533,944

Total Liabilities		80,722	64,814,434	64,895,156	672,280	324,215	58,342,488	59,338,983

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Parent company
				09/30/2024			12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		1,472,672	1,472,672		2,270,070	2,270,070
Financial investments	4	984,893	28,101	1,012,994	1,493,204	31,505	1,524,709
Trade receivables	5		1,641,020	1,641,020		1,870,367	1,870,367
Derivative financial instruments	8				12,122		12,122
Dividends and interest on equity	8		2,625,583	2,625,583		562,938	562,938
Trading securities	8	3,721		3,721	7,054		7,054
Loans - related parties	20.a		5,310	5,310		5,316	5,316
Total		988,614	5,772,686	6,761,300	1,512,380	4,740,196	6,252,576

Non-current
Financial investments	4		125,306	125,306		111,350	111,350
Other trade receivables			1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		56,002	56,002		60,136	60,136
Receivables by indemnity	8		768,943	768,943		992,577	992,577
Loans - related parties	20.a		2,395,536	2,395,536		2,096,536	2,096,536
Investments	9				78,737		78,737
Total		-	3,346,790	3,346,790	78,737	3,261,602	3,340,339
Total Assets		988,614	9,119,476	10,108,090	1,591,117	8,001,798	9,592,915

Liabilities
Current
Borrowing and financing	12		6,438,158	6,438,158		5,613,314	5,613,314
Lease liabilities	14		10,796	10,796		6,523	6,523
Trade payables	15		3,822,473	3,822,473		3,976,931	3,976,931
Trade payables - Drawee Risk and forfaiting	15.a		2,957,294	2,957,294		3,980,003	3,980,003
Dividends and interest on capital	16		5,740	5,740		5,230	5,230
Total		-	13,234,461	13,234,461	-	13,582,001	13,582,001

Non-current
Borrowing and financing	12		22,735,589	22,735,589		18,168,815	18,168,815
Lease liabilities	14		29,881	29,881		476	476
Trade payables	15		94,916	94,916		11,184	11,184
Financial derivatives		100,032		100,032
Total		100,032	22,860,386	22,960,418	-	18,180,475	18,180,475
Total Liabilities		100,032	36,094,847	36,194,879	-	31,762,476	31,762,476

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Fair value measurement

The following table presents financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

Consolidated			09/30/2024			12/31/2023
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	984,893		984,893	1,493,204		1,493,204
Derivative transactions				32,211		32,211
Trading securities	3,877		3,877	7,198		7,198
Non-current
Investments				78,737		78,737
Total Assets	988,770	-	988,770	1,611,350	-	1,611,350

Liabilities
Current
Derivative transactions					263,747	263,747
Non-current
Derivative transactions		80,722	80,722		60,468	60,468
Total Liabilities	-	80,722	80,722	-	324,215	324,215

Level 1 - Data prices are quoted based on active markets for items identical to assets and liabilities being measured.

Level 2 - Considers inputs observable within the market, such as interest and exchange rates, etc., but not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies the offer guidance on risks incurred.

The nature and general position of financial risks are regularly monitored and managed to assess results and financial impacts on cash flow. Credit limits and hedge quality among opposing parties are also reviewed periodically.

Market risks are hedged whenever we consider such an act necessary in supporting corporate strategy or whenever it is necessary to maintain a given level of financial flexibility.

We are exposed to exchange and, interest rate, market price and liquidity risks.

The Company may manage certain risks by derivative instruments not associated with any speculative trading or short selling.

i)                 Exchange rate risk

The Company’s exposure to exchange rate risk arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is the Real and is subject to a phenomenon referred to as natural exchange exposure. Net exposure is the result of the offsetting of natural exchange rate exposure through the hedge instruments adopted by CSN.

The Company’s consolidated net exposure as of September 30, 2024 is shown below:

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	09/30/2024	12/31/2023
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents abroad	2,374,374	2,228,736
Trade receivables	66,928	292,028
Financial investments	13,860	15,597
Borrowing and financing	(5,924,183)	(5,615,893)
Trade payables	(439,148)	(524,622)
Others	(55,114)	(42,474)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,963,283)	(3,646,628)
Cash flow hedge	5,287,266	3,931,879
Exchange rate swap CDI x Dollar	(133,000)	(67,000)
Exchange rate swap Real x Dollar	(165,000)	(115,000)
Net foreign exchange exposure	1,025,983	103,251

CSN makes use of a Hedge Accounting strategy, as well as derivative financial instruments in order to protect future cash flows.

Sensitivity analysis of Financial Derivatives and Consolidated Foreign Exchange Exposure

The Company assessed two different scenarios to analyze the impact of exchange rates: under Scenario 1 a horizon of increased currency volatility is projected, and Scenario 2 forecasts a horizon of currency appreciation. Thes calculations were made based on the closing exchange rate on September 30, 2024, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed by management.

Currencies used in the sensitivity analysis and their respective scenarios are shown below:

				09/30/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.4481	5.7149	5.5871	4.9763
EUR	6.0719	6.1607	6.2349	5.2812
USD x EUR	1.1145	1.0780	1.1437	0.9937

The effects of financial derivatives and consolidated foreign exchange exposure on results considering scenarios 1 and 2 are shown below:

					09/30/2024
Instruments	Notional (in millions de USD)	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Gross exchange position	(3,963)	Dollar	(1,354)	(551)	1,870
Cash flow hedge	5,287	Dollar	1,807	735	(2,495)
Exchange rate swap CDI x Dollar	(133)	Dollar	(45)	(18)	63
Exchange rate swap Real x Dollar	(165)	Dollar	(56)	(16)	54
Net exchange position	1,026		352	150	(508)

(*) Probable scenarios were calculated considering the following variations in risks: Real x Dollar - devaluation of 6.27%. / Real x Euro - devaluation of the real totaling 3.94% / Euro x Dollar - valuation of the dollar at 2.20%. Source: Central Bank of Brazil on September 4, 2024.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ii)	Interest rate risk

Interest rate risk arises from financial investments, borrowing and financing and debentures linked to the fixed and floating interest CDI, TLP, and SOFR rates and exposes these financial assets and liabilities to fluctuations in interest rate as shown in the sensitivity analysis table below.

With the modification of the global financial market in relation to debt instruments in recent years and in line with recommendations from international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On September 30,2024, all contracts were migrated to SOFR, as can be observed in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

A sensitivity analysis for risks related to interest rates is presented below. The Company considered two different scenarios to assess the impact of changes in these rates: Scenario 1 projects a horizon of rising interest rates, and Scenario 2 offers a forecast for a horizon of reduction. In order to perform calculations, closing rates as of September 30, 2024 were used as references based on a dispersion model, which considers not only historical changes in interest rates, but also detailed projections from management.

This approach allows for a comprehensive and accurate assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			09/30/2024
Interest	Interest rate	Scenario 1	Scenario 2
CDI	10.65%	14.27%	10.03%
TJLP	6.91%	7.24%	6.44%
IPCA	3.31%	4.64%	3.12%
SOFR 6M	4.25%	5.58%	0.51%
SOFR	4.96%	5.34%	0.30%
EURIBOR 3M	3.28%	3.82%	2.91%
EURIBOR 6M	3.11%	4.12%	2.81%

The effects on total balances in reals related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are shown below:

						Impact on balances on 09/30/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	10.65%	(5,513,826)	12,494,818	7,724,468	7,976,925	7,681,210
TJLP	6.91%		800,985	856,333	858,997	852,599
IPCA	3.31%		28,376	29,316	29,694	29,262
SOFR 6M	4.25%		4,909,751	5,118,605	5,183,538	4,934,729
SOFR	4.96%		4,589,838	4,817,494	4,834,996	4,603,797
EURIBOR 3M	3.28%		683,098	705,497	709,186	703,000
EURIBOR 6M	3.11%		25,820	26,622	26,885	26,547

(*) The established sensitivity analysis is based on the premise of maintaining the market values as of September 30, 2024 as a probable scenario recorded under the company´s assets and liabilities.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, which predominantly consist of forward transactions, futures, and options.

Instruments for price risk protection are provided below, as shown under the following headings:

Hedge accounting

a) Cash flow hedge accounting - “Platts” index

The Company performed derivative operations involving iron ore contracted by the subsidiary CSN Mineração with the objective of reducing the volatility of exposure to the commodity. These contracts were settled in June 2024.

To better reflect the accounting effects of Platts hedge strategy on profit and loss margins, CSN Mineração opted to formally designate the hedge and consequently adopted hedge accounting for iron ore derivatives as an instrument for highly probable future iron ore sales. As a result, the mark-to-market resulting from volatility under the Platts strategy will be temporarily recorded under shareholders' equity and will be included in results whenever the referred to sales occur according to the contracted period of assessment, thereby allowing Platts volatility to be recognized on sales of iron ore to be recognized to be recognized simultaneously.

The Company has periodically reviewed market scenarios to assess exposure to iron ore price risk in order to ensure that adequate coverage of market price fluctuations is provided. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The table below shows results for derivative instruments as of September 30, 2024:

		09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023
		Other income and expenses (Note 25)		Other comprehensive income		Financial income (expenses), net (note 26)
Maturity	Notional
01/01/2023 to 01/31/2023 (Settled)	Platts		(196,908)				(1,107)
02/01/2023 to 02/28/2023 (Settled)	Platts		(212,418)				2,423
03/01/2023 to 03/31/2023 (Settled)	Platts		(158,701)				1,982
04/01/2023 to 04/30/2023 (Settled)	Platts		21,394				65
05/01/2023 to 05/31/2023 (Settled)	Platts		186,366				(3,629)
06/01/2023 to 06/30/2023 (Settled)	Platts		19,092				(4,801)
07/01/2023 to 07/31/2023 (Settled)	Platts		29,229				(3,106)
08/01/2023 to 08/31/2023 (Settled)	Platts		23,336				(2,664)
01/01/2023 to 01/31/2023 (Settled)	Platts		(21,554)				(38)
10/01/2023 to 10/31/2023 (Settled)	Platts				(48,837)		(941)
11/01/2023 to 11/30/2023 (Settled)	Platts				(18,691)		(351)
12/01/2023 to 12/31/2023 (Settled)	Platts				527		11
01/01/2024 to 01/31/2024 (Settled)	Platts				975		20
02/01/2023 to 02/28/2023 (Settled)	Platts	(202,702)				(719)
03/01/2023 to 03/31/2023 (Settled)	Platts	(39,977)				(133)
04/01/2023 to 04/30/2023 (Settled)	Platts	248,710				5,132
05/01/2023 to 05/31/2023 (Settled)	Platts	192,625				9,922
06/01/2023 to 06/30/2023 (Settled)	Platts	81,139				5,244
07/01/2023 to 07/31/2023 (Settled)	Platts	173,112
		452,907	(310,164)	-	(66,026)	19,446	(12,136)

Changes in amounts related to cash flow hedge accounting - Platts index recorded under shareholders' equity on September 30, 2024, are shown below:

	12/31/2023	Transactions	Realization	09/30/2024
Cash flow hedge – “Platts”	(672,280)	1,125,187	(452,907)
Income tax and social security contributions on cash flow hedge	228,575	(382,563)	153,988
Fair Value of cash flow hedge - Platts, net	(443,705)	742,624	(298,919)

Cash flow hedge accounting - Platts index – has been fully effective since the derivative instruments were contracted.

In order to support the above-mentioned designations, the Company prepared formal documentation indicating the manner which the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objectives and strategy, identifying the hedge instruments used, the subject of the hedge, the nature of the risk to be protected and demonstrating the expectation of high level of effectiveness in designated relationships. Iron ore derivative instruments (“Platts” index) were designated at amounts equivalent to a portion of future sales, comparing amounts designated with the amounts forecast and approved under Management and Board budgets.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

b) Cash flow hedge accounting

Foreign Exchange Hedge Accounting

The Company and its subsidiary CSN Mineração formally designates relationships between hedges for cash flows aimed at protecting highly probable future flows exposed to the dollar involving sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in financial results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument for future hedge exports. As a result, changes in exchange rate resulting from designated liabilities will be temporarily recorded under shareholders’ equity and will be reflected in the income statement whenever said exports occur, thereby allowing recognition of the of fluctuations in the dollar on liabilities and on exports to be recorded simultaneously. It is important to note that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of hedge relationships as of September 30, 2024:

									09/30/2024
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(792,787)
01/10/2020	Bonds	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,339,508)
01/28/2020	Bonds	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,241,700)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(151,210)	(3,969)	(714,950)
12/01/2022	Bonds	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(186,681)
12/01/2022	Advance on foreign exchange contract	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(19,160)
12/01/2022	Advance on foreign exchange contract	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000	(50,000)	17,240
06/01/2022	Export prepayments in US$ to third parties	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(138,520)	(13,183)	(532,294)
12/01/2022	Export prepayments in US$ to third parties	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(28,857)
05/16/2024	Export prepayments in US$ to third parties	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(67,019)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(3,640)	(1,169)	(384,803)
06/06/2024	Advance on foreign exchange contract	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000			(5,343)
06/25/2024	Advance on foreign exchange contract	Portion of highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000			(76)
Total						7,943,418	(2,656,152)	(1,081)	(5,313,178)

(*) The realization of cash flow hedge accounting is recognized under other operating income and expenses, explanatory note 25.

The net balance for amounts designated and previously amortized in dollars totals US$5,287,266.

Under the hedging relationships described above, the amounts of the debt instruments were fully designated for portions equivalent iron ore exports.

As of September 30, 2024, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. As a result, there was no recognized reversal for cash flow hedge accounting ineffectiveness.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

c) Net investment hedge in foreign subsidiaries

Information related to net investment hedge did not change in relation to that disclosed in the Company's interim financial information as at December 31, 2023. The balance recorded as at September 30, 2024 and December 31, 2023 totals R$ 6,293.

Hedge accounting movements

Changes in amounts related to cash flow hedge accounting recorded under shareholders’ equity as at September 30, 2024 are shown as follows:

				Consolidated
	12/31/2023	Transactions	Realization	09/30/2024
Cash flow hedge	(2,509,225)	(2,805,034)	1,081	(5,313,178)
Income tax and social security contributions on cash flow hedge	853,137	953,712	(367)	1,806,482
Fair Value of cash flow accounting, net taxes	(1,656,088)	(1,851,322)	714	(3,506,696)

				Parent company
	12/31/2023	Transactions	Realization	09/30/2024
Cash flow hedge	(2,436,542)	(2,236,364)	(12,102)	(4,685,008)
Income tax and social security contributions on cash flow hedge	828,424	760,364	4,116	1,592,904
Fair Value of cash flow accounting, net taxes	(1,608,118)	(1,476,000)	(7,986)	(3,092,104)

iv)	Credit risk

Exposure to credit risks with financial institutions considers the parameters established under the CSN’s financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and permanent monitoring of its outstanding balance.

With regards to financial investments, the Company only invests in institutions for which a low credit risk was assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, investments also involve exposure to the country’s credit risk.

With regards to exposure to credit risk under accounts receivable and other receivables, the Company has instituted a credit risk committee, under which each new customer is analyzed individually regarding their financial condition, before a credit limit and payment terms are granted and periodically reviewed based on procedures and circumstances for each business area.

v)	Liquidity risk

Liquidity risk refers to the risk that the Company may not hold sufficient net funds to honor its financial commitments as a result of a mismatch in term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. Payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.b.

The following sections present contractual maturities for financial liabilities, including interest.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

						Consolidated
At September 30, 2024	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12.b	9,452,033	6,823,047	17,094,970	18,874,560	52,244,610
Lease liabilities	14	212,829	200,988	193,097	252,108	859,022
Financial derivatives	13.c				80,722	80,722
Trade payables	15	7,234,414	23,933	47,200	27,004	7,332,551
Trade payables - Drawee Risk and forfaiting	15.a	3,727,054				3,727,054
Dividends and interest on capital	16	578,337				578,337
Concessions to be paid	16		3,411	5,117	64,758	73,286
		21,204,667	7,051,379	17,340,384	19,299,152	64,895,582

Fair values of assets and liabilities in relation to book value

Financial assets and liabilities measured at fair value through profit or loss and gains and losses are recorded under current and non-current assets and liabilities and financial income and expenses, respectively.

Amounts are recorded under interim financial information at their book value, which are substantially similar to values that would be obtained if they were traded on the market. The fair value for other long-term assets and liabilities do not differ significantly from their respective book value, except for the amounts shown below.

The estimated fair value for certain consolidated long-term borrowing and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		09/30/2024		12/31/2023
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,615,120	17,808,287	15,030,441	12,825,475

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

Position of Financial Derivative portfolio

Swap exchange rate CDI x Dollar

In October 2023, the Company entered into a new swap agreement for the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, which is scheduled to mature in October 2028, and involves a principal amount of R$680 million.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos Brasil, after contracting a borrowing operation in foreign currency involving a total of US$115,000, contracted derivative operations to protect its exposure to the dollar, which matures on June 10, 2027.

In July 2024, CSN Cimentos Brasil, after again obtaining a foreign currency loan in the amount of US$50,000, contracted derivative transactions to hedge its exposure to the dollar, which matures in July 2027.

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. maintains derivatives operations aimed at protecting its exposure to the dollar, which will mature during the fourth quarter of 2024 on November 08, 2024.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Swap exchange rate CDI x IPCA

The CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during 2021, 2022 and 2023, respectively, and performed derivative transactions to hedge their exposure to the IPCA (Broad Consumer Price Index). CSN Mineração's contracts are scheduled to mature between 2031 and 2037, while CSN Cimentos Brasil' and CSN contracts mature in 2038 and between 2030 and 2038, respectively.

The position of derivatives is presented below:

								Consolidated
							09/30/2024	09/30/2023
				Appreciation (R$)		Fair value (market)	Interest
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	11/08/2024	Dollar	20,000		(1,627)	(1,627)	(1,627)
Exchange rate swap CDI x Dollar	10/04/2028	Real	680,000	759,361	(827,537)	(68,176)	(66,888)	29,923
Exchange rate swap Dollar x Real	06/10/2027	Dollar	115,000	650,156	(661,074)	(10,919)	35,928	(64,497)
Total Exchange rate Swap			815,000	1,409,517	(1,490,238)	(80,722)	(32,587)	(34,574)
Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	644,478	(621,219)	23,259	(72,321)	22,771
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	833,906	(819,271)	14,635	(78,380)	(1,823)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	463,340	(471,250)	(7,910)	(27,759)	40,779
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,000	752,442	(747,349)	5,093	(41,278)	(44,937)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	679,308	(641,113)	38,195	(58,359)	9,595
Interest rate (Debentures) CDI x IPCA	02/12/2032	Real	600,000	681,559	(636,991)	44,568	(35,585)	11,719
Interest rate (Debentures) CDI x IPCA	07/15/2030	Real	325,384	339,550	(343,677)	(4,127)	(18,400)
Interest rate (Debentures) CDI x IPCA	07/15/2033	Real	183,185	194,363	(197,651)	(3,287)	(13,451)
Interest rate (Debentures) CDI x IPCA	07/14/2038	Real	203,620	222,173	(225,706)	(3,533)	(24,198)
Interest rate (Debentures) CDI x IPCA	04/14/2039	Real	157,074	170,756	(176,270)	(5,514)	(5,514)
Interest rate (Debentures) CDI x IPCA	04/14/2034	Real	643,095	684,003	(699,398)	(15,395)	(15,394)
Total interest rate (Debentures) CDI x IPCA			5,112,358	5,665,878	(5,579,895)	85,984	(390,639)	38,104

				7,075,395	(7,070,133)	5,262	(423,226)	3,530

Classification of derivatives under the Company’s balance sheet and income statement

					09/30/2024	09/30/2023
Instruments	Assets		Liabilities		Interest rate
	Current	Total	Current	Total
Iron ore derivatives					19,446	(12,136)
Exchange rate swap Dollar x Euro			1,627	1,627	(1,627)
Exchange rate swap CDI x Dollar			68,176	68,176	(66,888)	38,104
Exchange rate swap CDI x IPCA (1)			(85,984)	(85,984)	(390,639)	29,923
Exchange rate swap Dollar x Real			10,919	10,919	35,928	(64,497)
			(5,262)	(5,262)	(403,780)	(8,606)

(1) The derivative instruments SWAP CDI x IPCA are fully classified under the borrowing and financing group since they are linked to debentures to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company holds shares of common (USIM3) and preferred (USIM5) stock issued by Siderúrgica de Minas Gerais S.A. (“Usiminas”), in addition to shares from Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss. These shares came to be recognized using the equity method since there was an increase in ownership interest, as described in Explanatory Note 9. Investments.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Usiminas shares are classified as current assets under financial investments and at fair value, based on the market price quoted at B3.

In accordance with the Company’s policy, gains and losses arising from variation in share price are recorded directly in the income statement as financial results in cases involving financial investments, or as other operating income and expenses in the case of long-term investments.

vi)	Stock market price risks

Class of shares	09/30/2024				12/31/2023				09/30/2024	09/30/2023
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	106,620,851	15.12%	6.01	640,792	106,620,851	15.12%	9.20	980,912	(340,120)	(50,112)
USIM5	55,144,456	10.07%	6.24	344,101	55,144,456	10.07%	9.29	512,292	(168,191)	(28,675)
				984,893				1,493,204	(508,311)	(78,787)
PATI3					2,705,726	11.31%	29.10	78,737	-	(26,651)
				984,893				1,571,941	(508,311)	(105,438)

The Company is exposed to the risk of changes in share prices due to the effect of investments measured at fair value through profit or loss for which quotations are provided based on the market price on the B3.

Sensitivity analysis for stock price risks

A sensitivity analysis for risks related to changes in share prices is presented below. The Company assessed two different scenarios involving the impact of price fluctuations: Scenario 1 (extremely pessimistic) considers a horizon of deterioration in price volatility, and Scenario 2 (extremely optimistic) offers a forecast involving a horizon of price appreciation. The calculation was performed based on shares’ closing price on September 30, 2024, using assumptions based on both the dispersion of historical price changes and projections prepared by management.

The effects of such variations on profit and loss, considering probable scenarios, 1 and 2 are demonstrated below:

					09/30/2024
Class of shares	Quantity	Share price in 09/30/2024	Closing Balance	Extreme Pessimistic Scenario	Extreme Optimistic Scenario

USIM3	106,620,851	6.01	640,792	619,574	743,488
USIM5	55,144,456	6.24	344,101	327,799	387,005
			984,893	947,373	1,130,493

13.e)	Capital management

The Company seeks to optimize its capital structure to reduce financial costs and maximize shareholder return. The following table below presents the development of the Company’s consolidated capital structure, under which financing comprises equity and third-party capital:

Thousands of reals	09/30/2024	12/31/2023
Shareholder's equity (equity)	15,235,016	19,684,838
Borrowings and Financing (Third-party capital)	51,631,661	44,859,075
Gross Debit/Shareholder's equity	3.39	2.28

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

14.	LEASE LIABILITIES

The Company’s lease liabilities are shown below:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Leases	2,163,294	2,044,694	49,871	7,284
Present value adjustment - Leases	(1,304,272)	(1,310,933)	(9,194)	(285)
	859,022	733,761	40,677	6,999
Classified:
Current	212,829	137,638	10,796	6,523
Non-current	646,193	596,123	29,881	476
	859,022	733,761	40,677	6,999

CSN has entered into lease agreements for port terminals located in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ore and other materials and the Container Terminal - TECON, which are subject to remaining terms of 23 and 27 years, respectively. Additionally, CSN has entered a lease agreement for railway operations using the Northeast network with a remaining term of 3 years and a lease agreement for land located in Taubaté, São Paulo as part of the expansion of operations in the Steel market segment with a remaining term of 19 years.

The main variation observed during the period refers to the result of the reassessment of the Container Terminal lease contract (TECON), adjusted under the IPCA.

Additionally, the Company maintains operating equipment lease agreements, used mainly in the mining, cement and steel operations, and properties, used as operating facilities and administrative and sales offices in several locations in which the Company operates, which are subject to remaining terms of between 1 to 19 years.

The present value offuture obligations was measured using the implicit rate observed under contracts.The Company applied the incremental borrowing rate – IBR for contracts without an established rate. Both rates were applied under nominal terms.

The average incremental rate used to measure lease liabilities and right of use in contracts entered into during the 2024 fiscal year totals 12.77% per year for contracts with a term of more than 12 months.

The reconciliation of lease liabilities is shown in the table below:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Opening balance	733,761	693,846	6,999	13,180
New leases	1,268	73,215
Contract review	265,105	124,310	41,890	3,992
Write-off	(915)
Payments	(223,959)	(239,909)	(9,445)	(11,274)
Interest appropriated	73,876	82,521	1,233	1,101
Changes in exchange rate	9,886	(222)
Net balance	859,022	733,761	40,677	6,999

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Estimated future minimum lease agreement payments include determinable variable payments that are guaranteed to occur based on minimum performance and contractually fixed rates.

As of September 30, 2024, the Company is subject to the following expected minimum payments:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	223,993	541,054	1,398,247	2,163,294
Present value adjustment - Leases	(11,164)	(146,969)	(1,146,139)	(1,304,272)
	212,829	394,085	252,108	859,022

•	Recoverable PIS / COFINS

Lease liabilities were measured based on the amount of consideration with suppliers or, in other words, without considering tax credits incurred after payment. Potential PIS and COFINS receivables embedded in lease liabilities are shown below.

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Leases	2,086,103	1,755,060	49,213	7,039
Present value adjustment - Leases	(1,301,445)	(1,195,780)	(9,100)	(274)
Potential PIS and COFINS credits	192,965	162,343	4,552	651
Present value adjustment – Potential PIS and COFINS credits	(120,384)	(110,610)	(842)	(25)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities under contracts with a term of less than 12 months and those involving low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company maintains a port terminal lease agreement (TECAR) and a concession agreement for the use and development of public railway freight transport service in Nordeste Network I (FTL) which, even if minimum performance is established, cannot be used to determine cash flow since these payments are variable in their entirety and will only be recognized when they occur. In such cases, payments will be recognized as expenses when incurred.

Expenses related to payments not included in the measurement of the lease liability during the period include:

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Contract less than 12 months	880	3,431		736
Lower Assets value	7,840	11,795	2,290	3,671
Variable lease payments	259,699	302,302	118,721	102,466
	268,419	317,528	121,011	106,873

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Lower Assets value	5,660	6,146	1,729	1,993
	5,660	6,146	1,729	1,993

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In accordance with the guidelines set forth under CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique during the measurement and remeasurement of lease liabilities and right of use, without considering projected inflation under cash flows to be discounted.

15.   TRADE PAYABLES

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Trade payables	7,394,172	7,867,431	3,952,691	4,050,426
(-) Adjustment present value	(61,621)	(96,851)	(35,302)	(62,311)
	7,332,551	7,770,580	3,917,389	3,988,115

Classified:
Current	7,234,414	7,739,520	3,822,473	3,976,931
Non-current	98,137	31,060	94,916	11,184
	7,332,551	7,770,580	3,917,389	3,988,115

15.a)	Suppliers – Forfaiting

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
In Brazil	2,631,621	2,843,455	1,909,627	2,843,455
Abroad	1,095,433	1,365,979	1,047,667	1,136,548
	3,727,054	4,209,434	2,957,294	3,980,003

The Company discloses and classifies forfaiting operations carried out with suppliers under a specific group where the nature of the securities continues remains a part of the Company's operating cycle. These transactions are negotiated with financial institutions to allow the Company's suppliers to anticipate receivables arising from sales of assets and, consequently, to extend the respective payment terms for the Company's own obligations. On September 30, 2024, CSN maintained a total balance of R$ 3,727,054 and R$ 4,209,434 under the Consolidated Ledger and on December 31, 2023, respectively. At the Parent Company, the recorded balance totaled R$ 2,957,294 and R$ 3,980,003, respectively. The term of these operations varies from between 180 days to 360 days.

The following table provides a comparison of the payment terms for invoices both subject to and not involving a forfaiting operation for a base date of September 30, 2024:

Trade payables	Forfaiting	No Forfaiting
Owed between 1 and 180 days	2,664,520	6,528,178
Owed between 181 to 360 days	1,062,534	706,237
Over 360 days		98,136
Total	3,727,054	7,332,551

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Impact of non-cash variations considering the 3rd ITR for 2024:

Changes in exchange rate	24,436
Interest Appropriation	18,958
Total	43,394

16.	OTHER PAYABLES

Other payables classified under current and non-current liabilities are comprised as follows:

					Consolidated				Parent company
	Ref.	Current		Non-current		Current		Non-current
		09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Related party liabilities		30,263	29,651	20,167	38,058	537,935	336,486	426,087	4,176
Derivative financial instruments			936,027	80,722	60,468			68,176
Dividends and interest on capital	13	578,337	80,624			5,740	5,230
Client advances (1)		2,863,654	2,063,509	8,363,265	5,144,623	324,853	277,764	551,497	709,495
Tax instalments		59,333	75,735	139,064	154,089	16,357	15,908	54,204	56,325
Profit sharing - employees		242,509	260,109			114,751	133,996
Taxes payable				9,671	30,902			9,671	9,320
Provision for consumption and services		88,671	177,152			27,151	55,478
Third party materials in our possession		191,386	285,250			191,321	284,444
Trade payables	15			98,137	31,060			94,916	11,184
Lease liabilities	14	212,829	137,638	646,193	596,123	10,796	6,523	29,881	476
Concessions to be paid				72,860	74,177
Other payables		204,945	39,231	521,104	308,992	2,051	6,904	237,800	57,841
		4,471,927	4,084,926	9,951,183	6,438,492	1,230,955	1,122,733	1,472,232	848,817

(1) Client Advances: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos signed advance contracts for the sale of electricity with national sector operators, which is to be effective for up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received a total in advance of US$500.000 (R$ 2,599,300) referring to supply contracts totaling approximately 13 million tons of iron ore signed with an important international player, which are to be fulfilled within 4 years. The start of supply is expected to occur in 2024. On June 30, 2023, the subsidiary CSN Mineração executed an amendment to the advance contract signed on January 16, 2023, in the amount of US$300,000 for the additional supply of 6.3 million tons of iron ore. Through this amendment, the Company received a total amount of US $205,000 (R$ 987,936) on June 30, 2023. The remaining total balance of US$ 95,000 was received on July 31, 2023. On June 28, 2024, CSN’s offshore company entered an advance iron ore supply contract in the amount of US$255 million for the supply of 6.5 million tons of ore, which is expected to be completed over the next 4 years. On September 25, 2024, an additional iron ore advance contract was signed, also by CSN Mining International GmbH, in the amount of US$450,000 as part of the supply of an additional 9.7 million tons of iron ore; and on September 27, 2024, a new iron ore advance contract was signed again in the amount of US$300,000 for a total of 7.2 million tons of supply. Both contracts signed in September 2024 provide for the start of contractual performance in January 2025, with an expected completion date of December 2028.

17.	INCOME TAX AND SOCIAL SECURITY CONTRIBUTIONS

17.a)	Income tax and social security contributions recognized under profit or loss:

The following income tax and social security contributions were recognized under net income for the period:

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income tax and social security contribution income (expense)
Current	(896,289)	(828,108)	1,427	(569,846)
Deferred	1,016,726	609,660	397,810	236,597
	120,437	(218,448)	399,237	(333,249)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income tax and social security contribution income (expense)
Current		179,100		(2,346)
Deferred	868,478	675,341	321,315	267,752
	868,478	854,441	321,315	265,406

The reconciliation of expenses related to income tax and social security contributions and consolidated and parent company and the product of the current tax rate on income before income tax and social security contributions are shown below:

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit/(Loss) before income tax and social security contributions	(1,573,581)	(230,008)	(1,150,107)	424,043
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	535,018	78,203	391,036	(144,175)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	139,783	127,467	46,810	48,612
Tax Rate Differential in companies abroad	(579,446)	(184,189)	(86,428)	(166,066)
Income taxes and social contribution on foreign profit		121,271		121,271
Tax incentives	24,375	27,463	2,702	21,048
Interest on equity	30,927	19,235	30,927
Recognition/(reversal) of tax credits	(80,680)	(344,710)	(16,126)	(203,226)
Other permanent deductios (add-backs)	59,781	(63,188)	44,519	(10,713)
Income tax and social security contributions on net income for the period	120,437	(218,448)	399,237	(333,249)
Effective tax rate	8%	-95%	35%	79%

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit/(Loss) before income tax and social security contributions	(2,827,295)	(1,751,714)	(1,161,652)	(419,886)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	961,280	595,583	394,962	142,761
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	36,094	478,151	62,210	145,581
Indebtdness limit	(9,321)		(14,203)
Income taxes and social security contributions on foreign profit		90,687		90,687
Interest on equity	(127,173)	(75,772)	(127,173)
Recognition/(reversal) of tax credits		(190,456)		(30,599)
Other permanent deductions (additions)	7,598	(43,752)	5,519	(83,024)
Income tax and social security contributions in net income for the period	868,478	854,441	321,315	265,406
Effective tax rate	31%	49%	28%	63%

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

17.b)	Deferred income tax and social security contributions:

The Company’s deferred income tax and social security contribution balances are as follows:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Deferred
Income tax losses	4,396,925	4,198,734	2,807,024	2,170,442
Social security contributions tax losses	1,516,548	1,441,925	1,035,320	803,655
Temporary differences	560,679	(911,027)	1,004,022	239,313
Tax, social security, labor, civil and environmental provisions	558,386	550,567	189,515	180,963
Estimated losses on assets	251,208	238,211	162,871	165,218
Gains/(Losses) on financial assets	544,265	328,678	550,381	349,121
Actuarial Liabilities (Pension and Health Plan)	189,655	171,816	174,481	163,580
Provision for consumption and services	8,250	22,346	7,806	20,579
Cash Flow Hedge and Unrealized Changes in Exchange Rate	1,092,067	509,386	826,013	260,216
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combinations	(1,426,471)	(1,473,119)	(721,992)	(721,992)
Others	(283,096)	(885,327)	39,043	45,724
Total	6,474,152	4,729,632	4,846,366	3,213,410

Total Deferred Assets	6,838,970	5,033,634	4,846,366	3,213,410
Total Deferred Liabilities	(364,818)	(304,002)
Total Deferred	6,474,152	4,729,632	4,846,366	3,213,410

The Company’s corporate structure includes abroad subsidiaries for which income is taxed based on income tax in the respective countries in which they were constituted at rates lower than those in force in Brazil. During the period between 2018 and 2023, these subsidiaries generated income in the amount of R$155,482. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social security contribution purposes, such taxes, if owed, would totally approximately R$ 52,864. The Company, based on the position of its legal advisors, only assessed the likelihood of loss as being possible in the event of possible questioning from tax authorities and, as a result, a provision was not recognized under interim financial information.

Additionally, management evaluated the precepts established under IFRIC 23 – “Uncertainty Over Income Tax Treatments” and recognized a credit for the unconstitutionality of the levying of IRPJ (Income Tax) and CSLL (Social Security Contribution on Net Income) on amounts for default interest referring to the SELIC rate received due to the repetition of tax undue payments in 2021.

17.c)	Changes in deferred income tax and social security contributions

Changes in deferred taxes are shown below:

	Consolidated	Parent company
Balance at January 1, 2023	4,878,768	3,256,712
Recognized under profit or loss	403,544	517,768
Recognized in other comprehensive income	(559,050)	(560,624)
Use of tax credit under instalment program	(445)	(446)
Reverse merger	6,815
Balance at December 31, 2023	4,729,632	3,213,410
Recognized in the result	1,016,726	868,478
Recognized in other comprehensive income	701,291	764,478
Corporate incorporation	26,503
Balance at September 30, 2024	6,474,152	4,846,366

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

17.d)	Income tax and social security contributions recognized under equity:

Income tax and social security contributions recognized directly under equity are shown below:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Income tax and social security contributions
Actuarial gains on defined benefit pension plan	86,336	83,436	77,840	77,840
Changes in exchange rate in translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,763,240	1,030,432	1,592,904	828,425
	1,524,226	788,518	1,345,394	580,915

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of a different nature have been filed with the appropriate courts. Details of the accrued amounts and related judicial deposits can be found below:

				Consolidated				Parent company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Tax	132,027	154,626	153,242	153,715	51,181	21,378	60,971	61,231
Social security	1,532	1,609		4	1,532	1,609
Labor	372,419	366,645	332,206	288,389	145,731	153,048	124,959	133,676
Civil	819,322	778,796	131,505	24,880	147,563	139,517	15,895	14,784
Environmental	55,994	41,194	4,996	3,340	24,760	11,856	1,142	1,142
Guarantee deposit			22,709	21,554
	1,381,294	1,342,870	644,658	491,882	370,767	327,408	202,967	210,833

Classified:
Current	45,184	36,000			19,771	15,228
Non-current	1,336,110	1,306,870	644,658	491,882	350,996	312,180	202,967	210,833
	1,381,294	1,342,870	644,658	491,882	370,767	327,408	202,967	210,833

Changes in tax, social security, labor, civil and environmental provisions for the year ended September 30, 2024 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	09/30/2024
Tax	154,626	44,772	3,091	(70,462)	132,027
Social security	1,609		47	(124)	1,532
Labor	366,645	58,298	26,115	(78,639)	372,419
Civil	778,796	61,843	43,870	(65,187)	819,322
Environmental	41,194	14,272	1,955	(1,427)	55,994
	1,342,870	179,185	75,078	(215,839)	1,381,294

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

					Parent company
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	09/30/2024
Tax	21,378	36,623	493	(7,313)	51,181
Social security	1,609		47	(124)	1,532
Labor	153,048	13,728	12,369	(33,414)	145,731
Civil	139,517	711	9,238	(1,903)	147,563
Environmental	11,856	13,698	34	(828)	24,760
	327,408	64,760	22,181	(43,582)	370,767

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on assessments from legal advisors. A provision is only established for proceedings in which the respective risk was classified as a probable loss. Additionally, tax liabilities arising from proceedings initiated by the Company are included in this provision and are subject to SELIC (the Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not establish provisions for proceedings that Management expects, based on the opinion of legal counsel, will present a possible loss. The following table presents a summary of the balance for the main matters classified as possible risk compared to the balance as at September 30, 2024 and December 31, 2023.

		Consolidated
	09/30/2024	12/31/2023
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gains for alleged sale of equity interest in subsidiary NAMISA (1)	10,091,723	15,606,600

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in reverse merger of Big Jump by Namisa (1)	4,279,772	5,443,666

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,246,420	2,124,479

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,140,901	5,828,921

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,147,522	2,052,564

ICMS - SEFAZ/RJ - Assessment Notice - inquiries into sales for incentive area	1,433,345	1,016,381

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,472,180	1,388,918

CFEM – difference in understanding between CSN and ANM regarding calculation base	1,542,765	1,452,933

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection of IRRF - CMIN Business Combinations 2015	1,172,727	1,106,401

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	1,129,665	1,065,918

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated during acquisition of Cimentos Mauá	413,916	810,907

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	767,289	731,416

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	477,702	445,682

Disallowance of tax losses and negative calculation base resulting from SAPLI adjustments - RFB	784,072	741,056

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	383,265	363,043

ICMS - SEFAZ/RJ - Transfer of imported raw materials at a value lower than the TECAR import document	415,889	394,865

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gains from parties carrying out sale of CFM company located abroad	333,135	317,522

Other tax proceedings (federal, state, and municipal)	6,712,727	6,282,247

Arbitrations involving discussions of long-term mineral supply contracts (2)	6,912,737	6,148,451

Social security proceedings	632,506	288,973

Proceedings to discuss construction contract balance – Tebas	621,724	593,716

Proceedings related to power supply payments - Light	484,591	440,002

Proceedings discuss Negotiation of energy sales - COPEN - CEEE-G	218,355	201,123

Collection of defaulted amounts for contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G		205,262

Enforcement proceedings filed by Brazilian antitrust authorities (CADE)	129,316	122,136

Other civil lawsuits	1,643,840	1,423,591

Labor and social security proceedings	2,513,540	2,091,666

Tax Execution Traffic Ticket Volta Grande IV	150,282	137,668

ACP Landfill Márcia I	306,389	306,389

Other environmental proceedings	735,486	667,901

	56,293,781	59,800,397

(1) The Company’s appeals for proceedings aimed at fines of 150% (Qualified Fine) in the records of Proceedings no. 19515.723039/2012-79 (CSN) and 19515.723053/2012-72 (CSN Mineração) were upheld. The established possible contingency of R$ 4,476,924 and R$ 993,756 were finalized. Filed appeals and application of Federal Law n° 14,689/2023 aimed at eliminating the qualified fine were granted. Notice of rulings was provided on July 5 and 25, 2024, and appeals for the respective termination of legal proceedings in July,2024 were not filed. Progress/ prognoses remain the same for remaining "Big Jump" proceedings.

(2) During the first quarter of 2021, the Company was notified of the initiation of arbitration proceedings based on alleged non-performance of iron ore supply contracts. The opposing party requested approximately US$1 billion, for which the Company, in addition to understanding that the allegations presented are unfounded, was unaware of the basis for estimating this amount. Finally, the Company also informs that it has prepared the response to the arbitration request together with its legal advisors and is currently in the defense phase. It is also estimated that the arbitration will be concluded in 2 years. The relevance of these proceedings for the Company is related to the value attributed to the case and the possible financial impact. Proceedings involve arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) amounting to R$ 10,491,792 as of September 30,2024 (December 31, 2023, R$8,768,003), as determined under the procedural legislation in force.

The assessments provided by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent company
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Environmental liabilities	163,987	176,181	150,587	160,968
Asset retirement obligations	913,329	842,624
	1,077,316	1,018,805	150,587	160,968

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		09/30/2024				12/31/2023
	Ref.	Associates	Joint-ventures and Joint Operations	Other related parties	Total	Associates	Joint-ventures and Joint Operations	Other related parties	Total
Assets
Current Assets
Financial investments				2,114,858	2,114,858			2,128,183	2,128,183
Trade receivables	5	113,586	4,740	375	118,701	34,441	2,658	131,268	168,367
Dividends receivable	8	200	108,209	74,050	182,459		106,747		106,747
Borrowing	8		5,310		5,310		5,316		5,316
Other receivables	8		6,480	1,829	8,309		6,480	1,829	8,309
		113,786	124,739	2,191,112	2,429,637	34,441	121,201	2,261,280	2,416,922
Non-current Assets
Financial investments	4			125,306	125,306			111,350	111,350
Borrowing	8	124,904	1,714,697		1,839,601	3,732	1,655,680		1,659,412
Actuarial liabilities	8			41,990	41,990			39,530	39,530
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		124,904	3,507,276	167,296	3,799,476	3,732	3,448,259	150,880	3,602,871
		238,690	3,632,015	2,358,408	6,229,113	38,173	3,569,460	2,412,160	6,019,793

Liabilities
Current Liabilities
Trade payables		8,465	257,435	949	266,849		140,579	35,435	176,014
Accounts payable	16	4,844	21,782	43,316	69,942	46	22,378		22,424
Provision for consumption	16		3,637		3,637		7,227		7,227
		13,309	282,854	44,265	340,428	46	170,184	35,435	205,665
Non-current Liabilities
Accounts payable	16		20,167		20,167		38,058		38,058
			20,167		20,167		38,058		38,058
		13,309	303,021	44,265	360,595	46	208,242	35,435	243,723

		Consolidated
		09/30/2024				09/30/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		1,681,857	13,832	88	1,695,777	74,457	14,444	1,254,418	1,343,319
Cost and expenses		(121,971)	(1,628,255)	(316,207)	(2,066,433)	(779)	(1,504,666)	(196,710)	(1,702,155)
Financial income (expenses)
Interest	26		115,516	27,657	143,173		135,812	17,160	152,972
Changes in exchange rate and inflation adjustments, net				68,807	68,807
Financial investments	26			(508,311)	(508,311)			(78,787)	(78,787)
Dividends receivable	26			42,347	42,347			49,186	49,186
Other operating income and expenses			(4,287)	2,459	(1,828)		(12,609)		(12,609)
		1,559,886	(1,503,194)	(683,160)	(626,468)	73,678	(1,367,019)	1,045,267	(248,074)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Parent Company

		Parent company
		09/30/2024				12/31/2023
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Financial investments				1,337,399	1,337,399			1,575,262	1,575,262
Trade receivables	5	843,723		375	844,098	955,246		130,837	1,086,083
Borrowing	8		5,310		5,310		5,316		5,316
Dividends receivable	8	2,570,791	54,792		2,625,583	507,502	55,436		562,938
Other receivables	8	239,326	2	1,829	241,157	215,320	2	1,829	217,151
		3,653,840	60,104	1,339,603	5,053,547	1,678,068	60,754	1,707,928	3,446,750
Non-current Assets
Financial investments	4			125,306	125,306			111,350	111,350
Borrowings	8	658,122	1,737,414		2,395,536	539,523	1,557,013		2,096,536
Actuarial liabilities	8			33,104	33,104			31,007	31,007
Other receivables	8	461	1,792,579		1,793,040	8	1,792,574		1,792,582
		658,583	3,529,993	158,410	4,346,986	539,531	3,349,587	142,357	4,031,475
		4,312,423	3,590,097	1,498,013	9,400,533	2,217,599	3,410,341	1,850,285	7,478,225

Liabilities
Current Liabilities
Intercompany Loans	12	1,675,001			1,675,001	1,908,848			1,908,848
Trade payables	15	594,043	136,273	195,020	925,336	388,995	49,778	34,462	473,235
Accounts payable	16	117,838			117,838	11,538			11,538
Provision for consumption		416,460	3,637		420,097	317,721	7,227		324,948
		2,803,342	139,910	195,020	3,138,272	2,627,102	57,005	34,462	2,718,569
Non-current Liabilities
Intercompany Loans	12	10,551,076			10,551,076	7,501,144			7,501,144
Accounts payable	16	426,087			426,087	4,176			4,176
		10,977,163			10,977,163	7,505,320			7,505,320
		13,780,505	139,910	195,020	14,115,435	10,132,422	57,005	34,462	10,223,889

		Parent company
		09/30/2024				09/30/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		4,060,760	918	88	4,061,766	2,371,859	(15)	1,242,813	3,614,657
Cost and expenses		(3,077,558)	(449,806)	(275,042)	(3,802,406)	(1,981,717)	(342,956)	(243,246)	(2,567,919)
Financial income (expenses)
Interest	26	(94,439)	114,185	3,738	23,484	(134,880)	133,515	16,635	15,270
Exclusive funds	26			6,078	6,078			11,141	11,141
Financial investments	26			(508,311)	(508,311)			(78,787)	(78,787)
Dividends received				42,347	42,347			49,186	49,186
Changes in exchange rate and inflation adjustments, net		(1,410,363)		13,956	(1,396,407)	392,346			392,346
Other operating income and expenses			(4,431)	2,097	(2,334)	6	(10,022)		(10,016)
		(521,600)	(339,134)	(715,049)	(1,575,783)	647,614	(219,478)	997,742	1,425,878

Consolidated and Parent Company Information:

Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs comprising exclusive funds.

Accounts receivables: refers mainly to sales transactions for steel products between the Parent Company and related parties.

Dividends receivable: At the Parent Company, the balance is mainly composed of dividends and interest on equity at CSN Mineração in the amount of R$ 2,358,145, dividends from CSN Cimentos Brasil S.A in the amount of R$ 178,348 and in the Consolidated dividends from MRS Logística S.A in the amount of R$ 106,747 .
Loans (Assets):

Long-term: The Consolidated Index mainly refers to loan agreements maintained with Transnordestina Logística R$1,709,169 (R$1,646,264 as of December 31, 2023) at an average rate of 125.0% to 130.0% of the CDI.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Other (Assets): The Consolidated Advance for future capital increase with Transnordestina Logística S.A. totals R$ 1,792,579 as of September 30, 2024 (R$1,792,579 as of December 31, 2023)

Borrowing (Liabilities):

Foreign currency: At the Parent Company, these are intercompany contracts amounting to R$ 12,226,077 as of September 30 of 2024 (R$ 9,409,992 on December 31, 2023).

20.b)	Key management personnel

Key management personnel holding the necessary authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following section presents information on the compensation of such personnel and related balances as of September 30, 2024, and 2023.

	09/30/2024	09/30/2023
	P&L
Short-term benefits for employees and officers	67,487	47,354
Post-employment benefits	577	354
	68,064	47,708

20.c)	Guarantees

The Company is liable for guarantees at its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowing		Tax foreclosure		Other		Total
			09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,871,173	3,695,183	10,491	10,029	4,624	4,235	3,886,288	3,709,447
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	2,082,331	1,903,235			1,920	131,920	2,084,251	2,035,155
Total in R$			5,953,504	5,598,418	10,491	10,029	6,544	136,155	5,970,539	5,744,602

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,230,000	1,530,000					2,230,000	1,530,000
CSN Cimentos Brasil	US$	06/10/2027		115,000						115,000
Total in US$			3,530,000	2,945,000					3,530,000	2,945,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			19,231,793	14,257,629			455,393	401,370	19,687,186	14,658,999
			25,185,297	19,856,047	10,491	10,029	461,937	537,525	25,657,725	20,403,601

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of September 30, 2024, is R$10,240,000, divided into 1,326,093,947 shares of common stock and book-entry shares (R$ 10,240,000 divided into 1,326,093,947 shares of common stock and book-entry shares as of December 31, 2023), each without par value. Each share of common stock entitles the respective holder to one vote in resolutions made at Annual General Meetings.

21.b)	Authorized capital

The Company’s bylaws in effect on September 30, 2024, define that the share capital may be increased to up to 2,400,000,000 shares, through decision of the Board of Directors, regardless of any amendments made to the Company’s bylaws.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

21.c)	Legal reserve

Is the company’s legal reserve is constituted at the rate of 5% of the net income calculated during each fiscal year, before any other allocation, pursuant to art. 193 of Federal Law 6.404/86, up to a limit of 20% of the share capital.

21.d)	Ownership structure

As of September 30, 2024, and December 31, 2023, the Company’s ownership structure was as follows:

			09/30/2024			12/31/2023
	Number of shares of common stock	% of total shares	% of voting capital	Number of shares of common stock	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	543,617,803	40.99%	40.99%	543,617,803	40.99%	40.99%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	132,523,251	9.99%	9.99%	135,904,451	10.25%	10.25%
NYSE (ADRs)	278,002,931	20.96%	20.96%	273,702,845	20.64%	20.64%
Other shareholders	326,243,720	24.60%	24.60%	327,162,606	24.67%	24.67%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Companies in the controlling group.

As of March 30, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold the entirety of the shares issued by Vicunha Aços S.A. ("Vicunha Aços"). Implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 book-entry shares of common stock without par value issued by CSN, representing on this date 10.25% of its share capital.

On June 20, 2024, CFL, in compliance with the provisions of article 12, §6º of CVM Resolution 44/2021, notified Companhia Siderúrgica Nacional (“CSN”) of CFL Ana’s sale of shares of common stock of common stock issued by CSN. CSN, in turn, provided notice on the market of the sale of a relevant equity interest on the same date, informing that CFL Ana's interest now totaled 132,523,251 shares of common stock, representing 9.99% of the Company’s share capital, according to the correspondence received.

On June 28, 2024, CFL Ana's consolidated position in shares of common stock was 132,523,251, representing 9.99% of CSN's share capital.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

21.e)	Income per share

Earnings per share are shown below:

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
	Common Shares		Common Shares
(Loss)/profit for the period	(1,958,817)	(897,273)	(840,337)	(154,480)
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted (loss)/earnings per share	(1.47713)	(0.67663)	(0.63369)	(0.11649)

22.	SHAREHOLDER COMPENSATION

On April 28, 2023, the distribution of additional dividends proposed in the amount of R$ 777,145,451.90 corresponding to an amount of R$ 0.58604102195 per share was approved at the Annual General Meeting, based on the position of the shareholders on April 28, 2023. Dividends were paid on May 17, 2023.

Additionally, on April 28, 2023, the distribution of proposed additional dividends in the amount of R$ 836,854,548.00, corresponding to the amount of R$ 0.63106731615 per share was approved at the Company’s Annual General Meeting approved, based on the shareholders' position of April 28, 2023. Dividends were paid on May 17, 2023.

On November 13, 2023, the Board of Directors approved the proposal for the distribution of interim dividends, from profit reserves, in the amount of R$ 985,000,000, corresponding to the value of R$ 0.742782969659389 per share. Dividends were paid, without adjustment for inflation, starting on November 29, 2023.

On May 9, 2024, the Board of Directors approved the provided proposal for the distribution of interim dividends, from profit reserves, in the amount of R$ 950,000,000.00, corresponding to the value of R$0.716389666168954 per share. Dividends were paid, without adjustment for inflation, starting on May 29, 2024.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Gross revenue
In Brazil	21,310,232	21,323,643	7,683,813	7,247,887
Abroad	15,424,424	17,032,354	5,189,982	5,557,506
	36,734,656	38,355,997	12,873,795	12,805,393
Deductions
Sales returns, discounts and rebates	(742,341)	(452,863)	(230,481)	(216,795)
Taxes on sales	(4,330,994)	(4,470,305)	(1,576,725)	(1,463,570)
	(5,073,335)	(4,923,168)	(1,807,206)	(1,680,365)
Net revenue	31,661,321	33,432,829	11,066,589	11,125,028

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Gross revenue
In Brazil	15,452,649	15,483,700	5,596,436	5,222,135
Abroad	1,739,521	1,679,281	642,449	520,353
	17,192,170	17,162,981	6,238,885	5,742,488
Deductions
Sales returns, discounts and rebates	(376,443)	(323,906)	(114,484)	(171,609)
Taxes on sales	(2,870,378)	(2,877,269)	(1,050,571)	(957,216)
	(3,246,821)	(3,201,175)	(1,165,055)	(1,128,825)
Net revenue	13,945,349	13,961,806	5,073,830	4,613,663

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

24.	EXPENSES BY NATURE

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Raw materials and inputs	(10,215,859)	(9,279,330)	(3,635,227)	(3,119,846)
Third-party materials	(1,830,232)	(3,895,247)	(382,667)	(1,223,886)
Labor cost	(3,682,702)	(3,081,949)	(1,235,026)	(1,098,453)
Supplies	(2,428,935)	(2,945,922)	(947,214)	(928,438)
Maintenance cost (services and materials)	(759,438)	(462,336)	(304,659)	(261,444)
Third-party services	(1,667,664)	(2,264,404)	(728,896)	(597,384)
Freight	(4,282,393)	(3,110,482)	(1,567,451)	(1,113,837)
Depreciation, amortization and depletion	(2,728,177)	(2,411,816)	(939,027)	(842,389)
Others	(853,671)	(964,737)	(301,402)	(309,285)
	(28,449,071)	(28,416,223)	(10,041,569)	(9,494,962)
Classified as:
Cost of sales	(23,747,585)	(25,138,859)	(8,332,916)	(8,319,723)
Selling expenses	(4,054,126)	(2,725,144)	(1,492,210)	(984,689)
General and administrative expenses	(647,360)	(552,220)	(216,443)	(190,550)
	(28,449,071)	(28,416,223)	(10,041,569)	(9,494,962)

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Raw materials and inputs	(7,804,029)	(7,943,210)	(2,725,491)	(2,673,097)
Labor cost	(1,393,268)	(1,229,846)	(453,642)	(430,445)
Supplies	(1,966,137)	(2,156,660)	(734,739)	(701,497)
Maintenance cost (services and materials)	(199,750)	(146,506)	(77,168)	(40,150)
Third-party services	(1,039,117)	(961,559)	(401,037)	(349,741)
Freight	(648,529)	(550,946)	(211,490)	(182,043)
Depreciation, amortization and depletion	(974,925)	(864,653)	(333,063)	(309,890)
Others	(194,173)	(176,651)	(123,423)	(108,093)
	(14,219,928)	(14,030,031)	(5,060,053)	(4,794,956)
Classified as:
Cost of sales	(13,313,207)	(13,218,969)	(4,758,178)	(4,516,482)
Selling expenses	(624,542)	(593,908)	(210,872)	(197,941)
General and administrative expenses	(282,179)	(217,154)	(91,003)	(80,533)
	(14,219,928)	(14,030,031)	(5,060,053)	(4,794,956)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Depreciation, amortization and depletion for the period were distributed as follows.

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Production costs (1)	(2,666,621)	(2,374,561)	(917,062)	(827,094)
Selling expenses	(37,703)	(15,139)	(12,301)	(7,052)
General and administrative expenses	(23,853)	(22,116)	(9,664)	(8,243)
	(2,728,177)	(2,411,816)	(939,027)	(842,389)
Other operational (2)	(65,565)	(64,279)	(21,955)	(22,720)
	(2,793,742)	(2,476,095)	(960,982)	(865,109)

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Production costs (1)	(950,894)	(845,657)	(324,191)	(303,219)
Selling expenses	(9,413)	(7,248)	(3,658)	(2,556)
General and administrative expenses	(14,618)	(11,748)	(5,214)	(4,115)
	(974,925)	(864,653)	(333,063)	(309,890)
Other operational (2)	(7,772)	(6,104)	(2,311)	(2,498)
	(982,697)	(870,757)	(335,374)	(312,388)

(1) The cost of production includes PIS and COFINS credits on leasing agreements as of September 30, 2024, in the amount of R$ 4,182 (R$ 5,781 as of September 30, 2023) and parent company R$ 642 (R$ 662 as of September 30, 2023).

(2) They mainly refer to the depreciation of investment properties, equipment downtime and amortization of the SWT customer portfolio, classified under other operating expenses, see note 25.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.   OTHER OPERATING INCOME AND EXPENSES

					Consolidated
	Ref.	Nine-month period		Three-month period
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Other operating income
Receivables by indemnity		103,738	6,422	35,134	956
Rentals and leases		10,058	15,765	1,441	4,416
Contractual fines		14,256	3,508	1,548	1,393
Realized cash flow hedge (3)	13	451,826			28,562
Recuperation of taxes		9,570		37
Write-off of judicial proceedings			47,625		43,114
Reversals on receivables				17,465
Gain on sale of investments			114,763		114,763
Other revenues		94,191	28,904	49,944	6,662
		683,639	216,987	105,569	199,866
Other operating expenses
Taxes and fees		(85,956)	(71,984)	(21,658)	(9,833)
Expenses with environmental liabilities, net		(31,145)	(6,665)	(6,557)	(2,299)
Net legal expenses		(155,079)		(158,739)
Contractual fines		(157,500)		(53,260)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(65,565)	(64,279)	(21,955)	(22,720)
Estimated write-offs or losses in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(33,249)	(27,365)	(23,643)	(26,640)
Estimated inventory losses (1)		(101,548)	(545,940)	(1,343)	(57,200)
Idleness in stocks and equipment downtime (2)		(194,214)	(287,344)	(48,850)	(20,330)
Studies and project engineering expenses		(40,294)	(39,199)	(14,674)	(14,090)
Healthcare plan expenses		(69,492)	(69,444)	(17,191)	(16,256)
Realized cash flow hedge (3)	13		(685,689)	(5,086)
Pension plan expenses		(34,312)		(11,437)
Expenses on securities receivable		(19,789)
Updated shares – Fair value through profit or loss	13		(26,651)		(26,651)
Other expenses		(244,125)	(299,612)	(87,420)	(117,166)
		(1,232,268)	(2,124,172)	(471,813)	(313,185)
Other operating income (expenses), net		(548,629)	(1,907,185)	(366,244)	(113,319)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

					Parent company
	Ref.	Nine-month period		Three-month period
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Other operating income
Receivables by indemnity		57,407	5,932	1,785	1,228
Rentals and leases		11,635	10,424	2,882	3,783
Contractual fines		12,540	2,080	933	798
Realized cash flow hedge (3)	13	12,102			363,235
Estimated reversal losses in inventories (1)				2,668
Reversals of net environmental liabilities		1,973		843
Write-off of judicial proceedings			11,411		58,131
Reversals on receivables				387
Reversals with taxes and fees					662
Other revenues		39,796	467	23,148	554
		135,453	30,314	32,646	428,391
Other operating expenses
Taxes and fees		(40,574)	(33,886)	(10,620)
Expenses with environmental liabilities, net			(2,442)		(769)
Net legal expenses		(60,130)		(57,315)
Contractual fines		(95,696)		(37,522)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(7,772)	(6,104)	(2,311)	(2,498)
Estimated write-offs or losses in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(20,443)	(659)	(21,917)	(1,973)
(Losses)/Estimated reversals in inventories (1)		(53,629)	(279,913)		(49,052)
Idleness in stocks and paralyzed equipment (2)		(178,792)	(279,663)	(44,672)	(17,923)
Studies and project engineering expenses		(10,327)	(11,831)	(4,150)	(3,533)
Healthcare plan expenses		(67,478)	(67,125)	(16,452)	(15,934)
Realized cash flow hedge (3)	13		(364,979)	(1,169)
Pension plan expense		(32,062)		(10,687)	(364,979)
Expenses on securities receivable		(36,778)
Updated shares – Fair value through profit or loss			(26,651)		(26,651)
Other expenses		(64,646)	(163,493)	(17,034)	(62,039)
		(668,327)	(1,236,746)	(223,849)	(545,351)
Other operating income (expenses), net		(532,874)	(1,206,432)	(191,203)	(116,960)

(1)	Refers substantially to losses incurred during the production process at the Presidente Vargas Plant ("UPV") and losses in inventories.

(2)	Idleness in operations due to interventions in the sintering process that impacted crude steel production.

(3)	In the Parent Company, refers to the realization of a Cash Flow Hedge in the amount of R $12,102 and in the Consolidated, realization of a Cash Flow Hedge of R$ 1,801 and Platts Hedge of R$ 452,905.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

26.	FINANCIAL INCOME (EXPENSES)

					Consolidated
	Ref.	Nine-month period		Three-month period
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Financial income
Related parties	20.a	190,651	208,345	47,380	52,970
Investment income		638,798	576,208	197,478	189,268
Dividends received		2,716	1,966	265	40
Interest and fines		49,014	70,154	21,067	18,193
Other income		111,459	21,438	7,482	6,048
		992,638	878,111	273,672	266,519
Finance expenses
Borrowing and financing - foreign currency	12	(1,655,577)	(1,161,219)	(562,126)	(452,157)
Borrowing and financing - local currency	12	(1,405,478)	(1,583,364)	(457,990)	(536,911)
Capitalized interest	10	136,115	133,864	46,593	39,522
Updated shares – Fair value through profit or loss	13.d	(508,311)	(78,787)	(264,817)	(61,029)
Related parties	20.a	(5,131)	(6,187)	(1,962)	(2,063)
Lease liabilities	14	(69,281)	(54,836)	(23,864)	(18,441)
Interest and fines		(49,629)	(135,711)	(9,336)	(17,917)
Interest on drawn/forfaiting risk operations		(303,661)	(355,329)	(90,423)	(97,464)
(-) Adjustment present value of trade payables		(256,935)	(253,571)	(80,551)	(86,058)
Commission, bank fees, Guarantee and bank fees		(286,220)	(148,620)	(190,150)	(49,567)
PIS/COFINS over financial income		(78,965)	(70,458)	(4,522)	(35,822)
Other financial expenses		(502,469)	(385,554)	(181,492)	(121,995)
		(4,985,542)	(4,099,772)	(1,820,640)	(1,439,902)
Other financial items, net
Changes in foreign exchange rate and inflation adjustments, net		(135,376)	(380,880)	(132,974)	130,870
Gains and (losses) on exchange derivatives (*)		(423,226)	3,530	(251,646)	(180,962)
		(558,602)	(377,350)	(384,620)	(50,092)
		(5,544,144)	(4,477,122)	(2,205,260)	(1,489,994)

Financial income (expenses), net		(4,551,506)	(3,599,011)	(1,931,588)	(1,223,475)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar		35,928	(64,497)	(36,822)	17,880
Exchange rate swap Dollar x Euro		(1,627)		(3,197)
Interest rate swap CDI x IPCA		(390,639)	29,923	(68,030)	(194,599)
Exchange rate swap CDI x Dollar		(66,888)	38,104	(143,597)	(4,243)
		(423,226)	3,530	(251,646)	(180,962)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

					Parent company
	Ref.	Nine-month period		Three-month period
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Financial income
Related parties	20.a	217,833	261,757	58,391	71,270
Investment income		81,579	82,358	24,032	38,908
Interest and fines		27,100	51,796	9,354	13,686
Dividends received		2,565	1,966	231	40
Other income		102,288	11,923	4,370	4,262
		431,365	409,800	96,378	128,166
Finance expenses
Borrowing and financing - foreign currency	12	(342,166)	(206,994)	(123,509)	(112,454)
Borrowing and financing - local currency	12	(871,150)	(957,102)	(274,024)	(335,117)
Capitalized interest	10	52,115	46,503	21,991	7,693
Updated shares – Fair value through profit or loss	13.d	(508,311)	(78,787)	(264,817)	(61,029)
Related parties	20.a	(145,924)	(186,160)	(50,211)	(64,318)
Lease liabilities		(1,098)	(766)	(892)	(225)
Interest and fines		(11,388)	(91,234)	(1,677)	(9,741)
Interest on drawn/forfaiting risk operations		(300,913)	(345,857)	(88,855)	(87,992)
(-) Adjustment present value of trade payables		(159,142)	(192,734)	(43,451)	(65,090)
Commission, bank fees, guarantees and bank fees		(156,653)	(71,097)	(108,356)	(23,173)
PIS/COFINS over financial income		(18,950)	(14,301)	6,845	(7,332)
Other finance expenses		(52,883)	(62,510)	(26,091)	(23,527)
		(2,516,463)	(2,161,039)	(953,047)	(782,305)
Others financial items, net
Changes in foreign exchange rate and inflation adjustments, net		102,944	(162,068)	(146,943)	116,749
Gains and (losses) on exchange derivatives (*)		(143,846)	29,923	(163,586)	(12,424)
		(40,902)	(132,145)	(310,529)	104,325
Financial income (expenses), net		(2,126,000)	(1,883,384)	(1,167,198)	(549,814)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Interest rate swap CDI x IPCA		(76,958)		(19,989)
Exchange rate swap CDI x Dollar		(66,888)	29,923	(143,597)	(12,424)
		(143,846)	29,923	(163,586)	(12,424)

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

27.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

								Nine-month period
									09/30/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		17,016,084	9,159,679	262,265	2,224,501	358,143	3,589,544	(948,895)	31,661,321
In Brazil		12,324,399	1,149,632	262,265	2,224,501	358,143	3,589,544	(3,514,374)	16,394,110
Abroad		4,691,685	8,010,047					2,565,479	15,267,211
Cost of sales and services	24	(16,190,759)	(6,008,831)	(193,138)	(1,237,108)	(288,986)	(2,571,255)	2,742,492	(23,747,585)
Gross profit		825,325	3,150,848	69,127	987,393	69,157	1,018,289	1,793,597	7,913,736
General and administrative expenses	24	(965,153)	(209,078)	(8,998)	(190,951)	(32,743)	(617,671)	(2,676,892)	(4,701,486)
Other operating income/(expenses), net	25	(453,597)	208,164	(6,573)	58,095	(40,345)	(115,344)	(199,029)	(548,629)
Equity in results of affiliated companies	9							314,304	314,304
Operating result before Financial Income and Taxes		(593,425)	3,149,934	53,556	854,537	(3,931)	285,274	(768,020)	2,977,925

Sales by geographic area
Asia			7,444,891					2,565,479	10,010,370
North America		1,393,442							1,393,442
Latin America		44,786							44,786
Europe		3,253,457	507,344						3,760,801
Others			57,812						57,812
Foreign market		4,691,685	8,010,047					2,565,479	15,267,211
Domestic market		12,324,399	1,149,632	262,265	2,224,501	358,143	3,589,544	(3,514,374)	16,394,110
Total		17,016,084	9,159,679	262,265	2,224,501	358,143	3,589,544	(948,895)	31,661,321

								Three-month period
									09/30/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		6,041,286	2,989,228	98,940	793,093	151,396	1,271,962	(279,316)	11,066,589
In Brazil		4,474,281	407,307	98,940	793,093	151,396	1,271,962	(1,272,919)	5,924,060
Abroad		1,567,005	2,581,921					993,603	5,142,529
Cost of sales and services	24	(5,705,907)	(2,094,173)	(64,313)	(452,481)	(101,809)	(914,956)	1,000,723	(8,332,916)
Gross profit		335,379	895,055	34,627	340,612	49,587	357,006	721,407	2,733,673
General and administrative expenses	24	(321,661)	(67,711)	(2,736)	(67,432)	(11,610)	(213,631)	(1,023,872)	(1,708,653)
Other operating income/(expenses), net	25	(148,066)	(67,737)	(5,173)	(17,213)	(41,888)	(31,566)	(54,601)	(366,244)
Equity in results of affiliated companies	9							122,705	122,705
Operating result before Financial Income and Taxes		(134,348)	759,607	26,718	255,967	(3,911)	111,809	(234,361)	781,481

Sales by geographic area
Asia			2,432,302					993,603	3,425,905
North America		533,875							533,875
Latin America		23,551							23,551
Europe		1,009,579	149,619						1,159,198
Others
Foreign market		1,567,005	2,581,921					993,603	5,142,529
Domestic market		4,474,281	407,307	98,940	793,093	151,396	1,271,962	(1,272,919)	5,924,060
Total		6,041,286	2,989,228	98,940	793,093	151,396	1,271,962	(279,316)	11,066,589

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								Nine-month period
									09/30/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues
In Brazil		12,443,912	1,221,064	198,702	1,917,243	420,362	3,420,891	(3,028,318)	16,593,856
Abroad		4,619,407	10,886,945					1,332,619	16,838,971
Cost of sales and services	24	(15,649,209)	(7,439,776)	(185,847)	(1,059,221)	(328,798)	(2,826,543)	2,350,536	(25,138,858)
Gross profit		1,414,110	4,668,233	12,855	858,022	91,564	594,348	654,837	8,293,969
General and administrative expenses	24	(899,301)	(344,823)	(7,840)	(150,882)	(43,702)	(363,893)	(1,466,922)	(3,277,363)
Other operating income/(expenses), net	25	(1,063,238)	(472,171)	460	(5,173)	200,024	(132,048)	(435,037)	(1,907,183)
Equity in results of affiliated companies	9							259,582	259,582
Operating result before Financial Income and Taxes		(548,429)	3,851,239	5,475	701,967	247,886	98,407	(987,540)	3,369,005

Sales by geographic area
Asia			10,436,605					1,332,619	11,769,224
North America		1,217,242							1,217,242
Latin America		113,062							113,062
Europe		3,289,103	450,340						3,739,443
Foreign market		4,619,407	10,886,945					1,332,619	16,838,971
Domestic market		12,443,912	1,221,064	198,702	1,917,243	420,362	3,420,891	(3,028,318)	16,593,856
Total		17,063,319	12,108,009	198,702	1,917,243	420,362	3,420,891	(1,695,699)	33,432,827

								Three-month period
									09/30/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues
In Brazil		4,129,803	567,045	74,531	730,009	121,801	1,159,397	(1,169,672)	5,612,914
Abroad		1,213,964	3,768,219					529,928	5,512,111
Cost of sales and services	24	(5,208,860)	(2,567,265)	(64,995)	(367,196)	(105,604)	(915,106)	909,303	(8,319,723)
Gross profit		134,907	1,767,999	9,536	362,813	16,197	244,291	269,559	2,805,302
General and administrative expenses	24	(298,523)	(71,074)	(2,937)	(56,686)	(16,300)	(144,618)	(585,100)	(1,175,238)
Other operating income/(expenses), net	25	(128,142)	(15,851)	(1,388)	(4,181)	98,299	(55,616)	(6,438)	(113,317)
Equity in results of affiliated companies	9							130,771	130,771
Operating result before Financial Income and Taxes		(291,758)	1,681,074	5,211	301,946	98,196	44,057	(191,208)	1,647,518

Sales by geographic area
Asia			3,664,918					529,928	4,194,846
North America		371,507							371,507
Latin America		29,000							29,000
Europe		813,458	103,301						916,759
Foreign market		1,213,965	3,768,219					529,928	5,512,112
Domestic market		4,129,803	567,045	74,531	730,009	121,801	1,159,397	(1,169,672)	5,612,914
Total		5,343,768	4,335,264	74,531	730,009	121,801	1,159,397	(639,744)	11,125,026

28.	ADDITIONAL CASH FLOW INFORMATION

The following table provides additional information on transactions related to the statement of cash flows:

			Consolidated		Parent company
	Ref.	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income tax and social security contributions paid		1,168,047	676,226		6,665
Addition to PP&E with interest capitalization	10 and 26	136,115	133,864	52,115	46,503
Remeasurement and addition – Right of use	10.i	266,373	150,878	41,890	3,990
Addition to PP&E without adding cash		32,128	81,860
Capitalization in affiliates with no cash effect			11,037
		1,602,663	1,053,865	94,005	57,158

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

29.	STATEMENT OF COMPREHENSIVE INCOME

				Consolidated
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit for the period/(Loss)	(1,453,144)	(448,456)	(750,870)	90,794
Other comprehensive income
Items that will not be subsequently reclassified under income statement
Actuarial gains/(losses) on subsidiary pension plans, net of taxes	(1,295)	7,616	40	6,265
	(1,295)	7,616	40	6,265

Items that will may be subsequently reclassified under income statement
Cumulative translation adjustments for the year	452,670	(173,711)	73,466	24,382
(Loss)/gain cash flow hedge, net of taxes	(1,476,000)	476,649	312,401	(412,890)
Cash flow hedge reclassified to income upon realization, net of taxes	(7,987)	240,886	772	1,151
(Loss)/gain cash flow hedge accounting, net of taxes, from investments in subsidiaries	77,083	310,321	76,848	(212,259)
	(954,234)	854,145	463,487	(599,616)

	(955,529)	861,761	463,527	(593,351)

Comprehensive income for the year	(2,408,673)	413,305	(287,343)	(502,557)

Attributable to:
Controlling shareholders	(2,929,954)	(98,395)	(392,369)	(704,904)
Earnings attributable to non-controlling interests	521,281	511,700	105,026	202,347
	(2,408,673)	413,305	(287,343)	(502,557)

				Parent company
	Nine-month period		Three-month period
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit for the period/(Loss)	(1,958,817)	(897,273)	(840,337)	(154,480)
Other comprehensive income
Items that will not be subsequently reclassified under income statement
Actuarial gains/(losses) on subsidiary pension plans, net of taxes	(1,297)	7,560	40	6,218
	(1,297)	7,560	40	6,218

Items that will may be subsequently reclassified under income statement
Cumulative translation adjustments for the year	452,670	(173,711)	73,465	24,382
(Loss)/gain cash flow hedge, net of taxes	(1,476,000)	476,649	312,401	(412,890)
Cash flow hedge reclassified to income upon realization, net of taxes	(7,987)	240,886	771	1,151
(Loss)/gain cash flow hedge accounting, net of taxes, from investments in subsidiaries	61,477	247,494	61,290	(169,285)
	(969,841)	791,318	447,928	(556,642)

	(971,137)	798,878	447,968	(550,424)

Comprehensive income for the year	(2,929,954)	(98,395)	(392,369)	(704,904)

30.	SUBSEQUENT EVENTS

Sale of stake in Ventos do Sul Energia S.A., invested by CEEE-G

COMPANHIA ESTADUAL DE GENERATION DE ENERGIA ELÉTRICA – CEEE-G, through a share purchase and sale agreement, signed on October 1, 2024, sold the entirety of the shares it held on that date, 14,096,400 registered shares of common stock with no par value, representing 10% (ten percent) of the share capital of Ventos do Sul S.A. for a total amount of R$39,808.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Dividend distributions at Panatlântica S.A., a CSN investment

PANATLÂNTICA S.A., approved the extraordinary distribution of dividends in the total amount of R$32,893 through a Board of Directors meeting held on October 16, 2024, which is to be paid together with the balance of the Investment and Working Capital Reserve recorded in the company's financial information for the period ended June 30, 2024. The amount distributed among shares of common stock corresponding to R$1.3765365641 per share, and among shares of preferred stock in an amount corresponding to R$ 1.3270079512 per share, were intended to guarantee an amount equivalent to the dividend paid primarily to shares of preferred stock for shares of common stock, previously considering the dividends approved at the company's annual general meeting, held on May 2, 2024. As a result, shares of common stock will receive R$1,134 for purposes of equivalence to the mandatory dividend paid to shares of preferred stock and the balance of dividends, in the amount of R$31,758, will be distributed equally between shares of common and preferred stock. Extraordinary dividends were paid to shareholders on October 23, 2024, and shareholders who were part of the company's shareholder base on October 18, 2024 were entitled todividends, with the company's shares being traded ex-dividends on B3 S.A. – Brasil, Bolsa, Balcão as of October 21, 2024.

On October 21, 2024, PANATLÂNTICA S.A. reported that payment of extraordinary dividends approved at the Special Shareholders’ Meeting held on September 5, 2024, will be provided in the total amount of R$ 120,000.

Approval and execution of the sale of a minority stake in the subsidiary CSN Mineração

The Company, at a Board of Directors meeting, approved a Non-Binding Proposal made with Itochu Corporation for the sale of a minority stake of up to 11% (eleven percent) in its subsidiary CSN Mineração, for a price per share of R$7.50 (seven reals and fifty centavos) (“Potential Transaction”).

On November 5, 2024, through an additional meeting of the Board of Directors, execution of the Share Purchase and Sale Agreement for the sale of 589,304,801 shares of common stock issued by CSN Mineração for the unit price of R$ 7.50 per share, in the amount of R$4,419,786 was approved. Payment will be provided in cash by Itochu Corporation to CSN on the date Shares are of transferred.

After approval of the Transaction by the Administrative Economic Defense Council – CADE, Itochu Corporation is part of the CSN Mineração Shareholders' Agreement, which was amended on November 6, 2024, without changing the rights of the parties to such agreement.

As of November 12, 2024, CSN will hold 3,785,474,692 shares of common stock issued by CSN Mineração, constituting a total direct ownership interest of 69.01%. Itochu Corporation will hold 589,304,801 shares of common stock issued by CSN Mineração, for a direct and indirect ownership interest of 10.74% and 9.26%, respectively, through Japão Brasil Minério de Ferro Participações LTDA. the Company’s shareholding structure will therefore assume the following form:

SHAREHOLDER	SHARES	% SHAREHOLDINGS
COMPANHIA SIDÚRGICA NACIONAL	3,785,474,692	69.01%
ITOCHU CORPORATION	589,304,801	10.74%
Japão Brasil Minério de Ferro Participações LTDA	507,762,966	9.26%
POSCO Holding Inc.	102,186,675	1.86%
CHINA STEEL CORPORATION	22,366,860	0.41%
TREASURY	53,294,297	0.97%
OTHERS	424,948,544	7.75%
Total SHARES	5,485,338,835	100.00%

Cancellation of shares issued by subsidiary CSN Mineração held in treasury

CSN Mineração, at a Board of Directors meeting, approved the cancellation of three shares issued by the company itself and held in treasury, without changing the value of the subsidiary's share capital due to the cancellation of shares. As a result, the Company's share capital will be divided into 5,485,338,835 units. A Special Shareholders’ Meeting will be called in due course to adjust the number of shares into which the share capital is divided, as set out in Article 5 of the Company's Bylaws, given the approved cancellation of shares.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

16th issue of debentures

On November 5, 2024, the Company announced its 16th issuance of simple, unsecured, non-convertible debentures in up to two series on the market, for a total amount of R$500,000, each with a nominal unit value of R$1 on the date of issuance.

The Issue is the subject of a public offering, under an automatic registration procedure, in accordance with Federal Law No. 6.385, of December 7, 1976, as amended, from Securities and Exchange Commission (“CVM”) Resolution No. 160, of July 13, 2022, as amended, and other applicable legal and regulatory provisions, under the firm placement guarantee regime. Issue is aimed at the general investing public (“Offer”). The Debentures will meet the requirements of article 2 of Federal Law No. 12,431, of June 24, 2011, as amended, so that its holders will be entitled to tax benefits in the manner described under the law.

First Series Debentures will have a maturity period of 10 (ten) years, counted from the date of issue. The updated nominal unit value of the First Series Debentures will be subject to interest corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be the highest rate between (a) the internal rate of return for the Public Treasury Bond IPCA+ with Semiannual Interest (new name for the National Treasury Notes – Series B) (“NTN-B”), maturing on May 15, 2033, determined in accordance with the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) on the date of the Bookbuilding Procedure, exponentially increased by an annual surcharge (spread) of 0.49% (forty-nine hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days, or (b) 6.90% (six whole and ninety hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days.

The Second Series Debentures will have a maturity period of 15 (fifteen) years, counted from the date of issue. The updated nominal unit value of the Second Series Debentures will be subject to interest corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be the highest rate between (a) the internal rate of return of the NTN-B, maturing on May 15, 2035, determined in accordance with the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) on the date of the Bookbuilding Procedure, exponentially increased by an annual surcharge (spread) of 0.69% (sixty-nine hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days, or (b) 7.00% (seven percent) per year, based on 252 (two hundred and fifty-two) Business Days.

Announcement of Call for General Meeting of Debenture Holders at CEEE-G, a subsidiary of CSN

On November 12, 2024, Companhia Estadual de Geração de Energia Elétrica – CEEE-G, a subsidiary of CSN, issued a call for a general meeting of debenture holders holders of the 1st issue of unsecured simple debentures not convertible into shareswith additional personal guarantee, as part of a single series, for public distribution, with restricted efforts, on the part of the Issuer to approve the extension of the maturity date of the Debentures. Debentures in this case would mature on February 4, 2025, with the consequent amendment of Clause 4.6.1 of the Indenture to provide for the new maturity date. The meeting will also approve the signing by the Trustee, together with the Company and the Guarantor, of all documents, as well as the performance of acts necessary for full compliance with the resolutions of this Meeting, including, but not limited to, the execution of an amendment to the Deed of Issue.

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2024, which comprise the balance sheet as of September 30, 2024 and the related statements of income, comprehensive income, for three and nine months period then ended and changes in shareholder’s equity and cash flows for the nine-month period then ended, as well as the summary of the main accounting policies including the explanatory notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the nine-months period ended September 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole.

Barueri, November 12, 2024.

Mazars Auditores Independentes - Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

CRC 1SP254522/O-0

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we hereby declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we have reviewed, discussed and agree with the Company’s Financial Statements for the quarter ended September 30,2024.

São Paulo, November 12, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investor Relations

David Moise Salama

Executive Officer - Insurance, Credit and Equity

Luis Fernando Barbosa Martinez

Executive Officer - Commercial and Logistics, Steel, Cement and Special Sales

Stephan Heinz Josef Victor Weber

Executive Officer - Investments

Alexandre de Campos Lyra

Executive - Steel

Rogério Bautista da Nova Moreira

Executive Legal Officer

Marcelo Cunha Ribeiro

Executive Officer – Without Specific Designation

Enéas Garcia Diniz

Executive Officer – Without Specific Designation

Quarterly Financial Information – September 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we hereby declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we have reviewed, discussed and agree with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30,2024.

São Paulo, November 12, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investor Relations

David Moise Salama

Executive Officer - Insurance, Credit and Equity

Luis Fernando Barbosa Martinez

Executive Officer - Commercial and Logistics, Steel, Cement and Special Sales

Stephan Heinz Josef Victor Weber

Executive Officer - Investments

Alexandre de Campos Lyra

Executive - Steel

Rogério Bautista da Nova Moreira

Executive Legal Officer

Marcelo Cunha Ribeiro

Executive Officer – Without Specific Designation

Enéas Garcia Diniz

Executive Officer – Without Specific Designation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.